Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

MICROS SYSTEMS, INC.
(a Maryland corporation)

and

THE STOCKHOLDERS OF
DV TECHNOLOGY HOLDINGS CORPORATION,

and

THE STOCKHOLDERS OF
DATAVANTAGE CORPORATION

Dated as of May 1, 2003;

Closing Effective as of 12:01 AM, May 1, 2003

i

	5.2	Effective Agreements	21
	5.3	Title to the Purchased Shares	22
	5.4	Litigation	22
	5.5	Transactions With Affiliates	22
	5.6	Disclosure	22
6.	WARRANTIES AND REPRESENTATIONS OF BUYER		22
	6.1	Organization, Good Standing, Authority and Capacity	22
	6.2	Effective Agreement	22
	6.3	Power; Foreign Qualification	23
	6.4	MICROS Shares	23
	6.5	Capitalization	23
	6.6	SEC Reports and Financial Statements	23
	6.7	Litigation	23
	6.8	Adequate Financing	23
	6.9	Compliance With Law	23
	6.10	Absence Of Certain Changes	23
	6.11	Disclosure	23
7.	CLOSING OBLIGATIONS OF THE STOCKHOLDERS		24
	7.1	Opinion of Counsel for the Stockholders	24
	7.2	Deliveries	24
	7.3	Delivery of Minute Books, Stock Books, Etc.	24
	7.4	Stock Agreement and Investment Letter	24
	7.5	Termination of Prior Agreements	24
8.	CLOSING OBLIGATIONS OF BUYER		25
	8.1	Deliveries Letter	25
9.	[INTENTIONALLY OMITTED]		25
10.	INDEMNITIES		25
	10.1	Indemnity of Buyer by the Stockholders	25
	10.2	Indemnity of the Stockholders by Buyer	25
	10.3	Claims for Indemnity	25
	10.4	Third-Party Claims	26
	10.5	Limitation on Indemnity	26
	10.6	No Consequential Damages	27
	10.7	Survival of Warranties and Representations	27
	10.8	Exclusive Remedy	27
11.	COVENANTS AND INDEMNITIES AS TO TAX MATTERS		27
	11.1	Responsibility for Returns and Reports	27
	11.2	Tax Indemnification by the Stockholders	28
	11.3	Tax Sharing Arrangements	29
	11.4	Cooperation on Tax Matters	29
	11.5	No Section 338 Election	29
12.	MISCELLANEOUS		29
	12.1	Dispute Resolution	29
	12.2	Non-Solicitation	30
	12.3	Non-Compete	30
	12.4	Stockholder Representative	30

12.5	Further Assurances	31
12.6	Publicity	31
12.7	No Brokerage	31
12.8	Expenses	31
12.9	Notices	31
12.10	Waivers	32
12.11	Entire Agreement	32
12.12	Binding Effect; Benefits	33
12.13	Fulfillment of Conditions	33
12.14	Law Governing	33
12.15	Headings	33
12.16	Counterparts	33
12.17	Dollars	33
12.18	Schedules	33
12.19	Severability	33
12.20	Jurisdiction and Venue	33
12.21	No Third-Party Beneficiaries or Right to Rely	33

TABLE OF DEFINITIONS

Defined Term	Page

Accounts Receivable	1
Affiliate	1
Agreement	1
Business Day	1
Buyer	1
Buyer Indemnified Parties	25
Cap	27
Cash Portion of the Purchase Price	1
CERCLA	2
Claim	25
Closing	5
Closing Cash Payment	1
Closing Date	5
Code	1
Commission	4
Company	1
Company Balance Sheets	1
Company March Balance Sheets	1
Company Other Benefit Obligation	15
Company Plan	16
Company VEBA	16
Contracts	11
Datavantage	1
Datavantage Capital Stock	1
Datavantage Stockholders	1
DV Technology	1
DV Technology Capital Stock	1
DV Technology Stockholders	1
Environmental Law	1
ERISA	16
ERISA Affiliate	16
Exchange Act	23
Existing Agreement	24
First Year Claims	26
Future Contracts	2
GAAP	2
Government	2
Governmental Agency	2
Holdback	6
Holdback Release Date	6
HSR Act	2
Indemnified Party	26
Indemnifying Party	26
Intellectual Property	14
IRS	16
Knowledge	2
Lader	2
Legal Requirement	2
Lien	2
Loss	25
Marks	2
Material Adverse Effect	2
MICROS Common Stock	2

MICROS SEC Documents	23
MICROS Shares	2
MICROS Stock Portion of the Purchase Price	2
Multi-Employer Plan	16
Napoli	2
Order	3
Other Benefit Obligations	16
PBGC	16
Pension Plan	16
Person	3
Piggyback Registration	4
Piggyback Registration Period	4
Plan	16
Plan Sponsor	16
Policies	12
Pro Rata Share	3
Proceeding	3
Purchase Price	3
Purchased Shares	1
Qualified Plan	16
RCR	1
Real Property	3
Regulated Substances	3
Saratoga	3
SEC	23
Second Year Claims	26
Securities Act	4
Stockholder Indemnified Parties	25
Stockholder Representative	30
Subsidiaries	3
Tax	3
Taxes	3
Taxing Authority	3
Third Party Claim	26
Threatened	3
Title IV Plans	16
Transaction Documents	3
TSCA	2
VEBA	16
Warranting Stockholders	6
Welfare Plan	16

v

STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into effective May 1, 2003, by and among MICROS Systems, Inc., a Maryland corporation (“Buyer”), the stockholders of DV Technology Holdings Corporation, a Delaware corporation (“DV Technology”) and the stockholders of Datavantage Corporation, an Ohio corporation (“Datavantage”). For purposes of this Agreement, the stockholders of Datavantage other than DV Technology (the “Datavantage Stockholders”) and the stockholders of DV Technology (the “DV Technology Stockholders”) are collectively referred to as the “Stockholders”.

RECITALS:

     WHEREAS, DV Technology and the other Datavantage Stockholders own all of the issued and outstanding shares of capital stock of Datavantage (the “Datavantage Capital Stock”) and the DV Technology Stockholders own all of the issued and outstanding shares of capital stock of DV Technology (the “DV Technology Capital Stock”, and collectively with the Datavantage Capital Stock not owned by DV Technology, the “Purchased Shares”); and

     WHEREAS, the Stockholders are willing to sell to Buyer and Buyer is willing to acquire all of the Purchased Shares owned by the Stockholders such that Buyer would directly or indirectly own all of the issued and outstanding capital stock of Datavantage and DV Technology, on the terms and subject to the conditions set forth in this Agreement;

     NOW, THEREFORE, in consideration of the payments provided for in, and the mutual covenants contained in, this Agreement, Buyer and the Stockholders agree as follows:

1.     CERTAIN DEFINITIONS.

          1.1 “Accounts Receivable"– means all of the Companies’ accounts receivable, including without limitation those accounts receivable reflected on the Company Balance Sheets and booked in connection with services to be provided after the Closing Date as deferred revenue.

          1.2 “Affiliate"– means, with respect to any Person, at the time in question, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, “control” (including the terms “controlling”, “controlled by,” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management of policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

          1.3 “Business Day"- means a day of the year in which banks are not required or authorized to close in Cleveland, Ohio.

          1.4 “Cash Portion of the Purchase Price"– means an amount equal to $33,800,000, which amount includes the Holdback (as defined in Section 3.1(a)) of $5,200,000.

          1.5 “Closing Cash Payment"– means $28,600,000.

          1.6 “Company Balance Sheets"– means the audited balance sheet of Datavantage at December 31, 2002 and the unaudited balance sheet of DV Technology at December 31, 2002.

          1.7 “Company March Balance Sheets"- means the unaudited balance sheet of Datavantage at March 31, 2003 and the unaudited balance sheet of DV Technology at March 31, 2003.

          1.8 “Code"– means the Internal Revenue Code of 1986, as amended.

          1.9 “Company"– means either of Datavantage or DV Technology and “Companies” means Datavantage and DV Technology.

          1.10 “Environmental Law"– means any Legal Requirement or Order relating to pollution, hazardous substances, hazardous wastes, petroleum or otherwise relating to protection of the environment, natural resources or human health, including, by way of example and not by way of limitation, the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act (“RCRA”), the Comprehensive Environmental Response

Compensation and Liability Act (“CERCLA”), the Toxic Substances Control Act (“TSCA”), and the Emergency Planning and Community Right-to-Know Act, all as currently amended as of the Closing Date.

          1.11 “Future Contracts"- means those 5 sales contracts identified on Schedule 1.11 and entered into between the Companies and various customers of the Companies for which revenue has not as of the Closing Date been recognized in accordance with GAAP.

          1.12 “GAAP”– means United States generally accepted accounting principles.

          1.13 “Government"– means any federal, state, or local government, domestic or foreign.

          1.14 “Governmental Agency"– means any agency, bureau, commission, instrumentality, or judicial body of any Government.

          1.15 “HSR Act"– means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any successor law, and the regulations and rules issued pursuant to that Act or any successor law.

          1.16 “Knowledge"– a Person is deemed to have “Knowledge” of a particular fact or other matter if: (a) such Person is actually aware of such fact or other matter; or (b) a prudent Person could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter. A Person (other than an individual) will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter. For purposes of this definition, a “reasonably comprehensive investigation” by an individual means an investigation that can be completed or compelled by the authority of the individual.

          1.17 “Lader"– means Marvin L. Lader, Chief Executive Officer and member of the Board of Directors of Datavantage.

          1.18 “Legal Requirement"– means any federal, state, local, municipal, foreign, international, multinational, or other administrative Order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

          1.19 “Lien"– means a claim, lien, encumbrance, security interest, option, charge, or restriction of any kind whatsoever.

          1.20 “Marks"– means all trademarks, trade names, trademark license agreements, logos, trade styles, service marks, and other sources of business identifiers of either of the Companies and their respective businesses.

          1.21 “Material Adverse Effect"– means (a) any effect that is materially adverse to the general affairs, business, management, properties, assets, liabilities, financial condition, net worth, stockholders’ equity, or results of operations of the Companies or Buyer, as the case may be, or (b) any effect that would, individually or in the aggregate, materially impair, hinder, or otherwise materially and adversely affect the ability of any of the Stockholders, the Companies or Buyer, as the case may be, to effect the Closing, to perform any of their material obligations under this Agreement, or to receive any material benefit of the transactions contemplated by this Agreement.

          1.22 “MICROS Shares"– means shares of the unregistered common stock of MICROS, par value $0.025 per share, (the “MICROS Common Stock”) issued to the Stockholders in connection with this Agreement.

          1.23 “MICROS Stock Portion of the Purchase Price"– means 719,368 MICROS Shares.

          1.24 “Napoli"- means Charles R. Napoli, President and Chief Operating Officer and member of the Board of Directors of Datavantage.

          1.25 “Order"– means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Government or Governmental Agency.

          1.26 “Person"– means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, organization, association, or other business entity, or any Government or Governmental Agency.

          1.27 “Proceeding"– means any action, arbitration, audit, hearing, litigation, or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Government, Governmental Agency, or arbitrator.

          1.28 “Pro Rata Share"– means, with respect to any Stockholder, such Stockholder’s pro rata share of the Purchase Price as set forth on Schedule 4.3.

          1.29 “Purchase Price"– means the Cash Portion of the Purchase Price plus the MICROS Stock Portion of the Purchase Price.

          1.30 “Real Property"– means any real property or facility to the extent currently owned, leased, or operated by either of the Companies or to the extent previously owned, leased, or operated by any of the Companies or any Affiliate of either Company. Notwithstanding anything to the contrary contained in this Agreement, if a Company occupies only a portion of any real property or other facility not owned by such Company, the term “Real Property” means and includes only that portion of such real property or facility occupied by such Company.

          1.31 “Regulated Substances"– means any substance regulated under Environmental Laws, including but not limited to hazardous waste, as defined pursuant to RCRA, hazardous substances, as defined pursuant to CERCLA, toxic substances as defined under TSCA, hazardous materials, as defined under the Hazardous Materials Transportation Act, petroleum and its fractions, ACM’s and PCB’s.

          1.32 “Saratoga"– means, individually and collectively, Saratoga Partners IV, LP, Saratoga Management Company LLC, and Saratoga Coinvestment IV LLC.

          1.33 “Subsidiaries"– means any corporation, the capital stock of which represents more than fifty percent (50%) of the general voting power under ordinary circumstances of such corporation and which is directly or indirectly owned or controlled by another corporation.

          1.34 “Taxes” or “Tax"– means all federal and state income, gross receipts, transfer value added, sales, use, ad valorem, franchise, capital stock taxes, withholding, payroll, employment, social security, unemployment compensation, excise, real or personal property, or alternative minimum taxes, assessments, levies, imposts or charges imposed by any Taxing Authority, together with any interest and any penalties, additions to tax, or additional amounts imposed by any Taxing Authority in connection therewith.

          1.35 “Taxing Authority"– means a Government or Governmental Agency, domestic or foreign, responsible for the imposition or collection of any Tax.

          1.36 “Threatened"– means that a Proceeding or other matter will be deemed to have been “Threatened” if any demand or statement has been made in writing or any notice has been given in writing, or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a Proceeding or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

          1.37 “Transaction Documents"– means this Agreement and the Stock Agreement and Investment Letter (as defined below).

2.     PURCHASE OF STOCK.

          2.1 DV Technology Stock Sale.

(a) Sale of DV Technology Capital Stock. Upon satisfaction of the Closing obligations set forth in Section 7 of this Agreement, and subject to and upon the terms and conditions of this Agreement, at the Closing Buyer will purchase from the DV Technology Stockholders and the DV Technology Stockholders will sell to Buyer all of shares of DV Technology Capital Stock held by the DV Technology Stockholders.

(b) Payment of Consideration for the DV Technology Capital Stock. At the Closing, Buyer will pay and deliver to each DV Technology Stockholder:

(i) by wire transfer of immediately available funds (to such account or accounts as to which such DV Technology Stockholder will have provided precise wire instructions and beneficiary and account information in writing to Buyer no fewer than 48 hours prior to the Closing Date, or, if not so provided, such payment will be made not more than one Business Day after Buyer’s receipt of such written wire instructions), cash in an amount equal to such DV Technology Stockholder’s Pro Rata Share of the Closing Cash Payment, as set forth on Schedule 4.3; and

(ii) a certificate or certificates evidencing a number of MICROS Shares equal to such DV Technology Stockholder’s Pro Rata Share of the MICROS Stock Portion of the Purchase Price, as set forth on Schedule 4.3.

          2.2 Datavantage Stock Sale.

(a) Sale of Datavantage Capital Stock. Upon satisfaction of the Closing obligations set forth in Section 7 of this Agreement, and subject to and upon the terms and conditions of this Agreement, at the Closing Buyer will purchase from the Datavantage Stockholders and the Datavantage Stockholders will sell to Buyer all of the Shares held by the Datavantage Stockholders.

(b) Payment of Consideration for the Datavantage Capital Stock. At the Closing, Buyer will pay and deliver to each Datavantage Stockholder:

(i) by wire transfer of immediately available funds (to such account or accounts as to which such Datavantage Stockholder will have provided precise wire instructions and beneficiary and account information in writing to Buyer no fewer than 48 hours prior to the Closing Date, or, if not so provided, such payment will be made not more than one Business Day after Buyer’s receipt of such written wire instructions), cash in an amount equal to such Datavantage Stockholder’s Pro Rata Share of the Closing Cash Payment, as set forth on Schedule 4.3; and

(ii) a certificate or certificates evidencing a number of MICROS Shares equal to such Datavantage Stockholder’s Pro Rata Share of the MICROS Stock Portion of the Purchase Price, as set forth on Schedule 4.3.

          2.3 Registration of MICROS Shares. The MICROS Shares will not be registered as of their date of issuance; provided, however, that if at any time on or before the first anniversary of the Closing Date (the “Piggyback Registration Period”) Buyer proposes to register any shares of MICROS Common Stock under the Securities Act of 1933, as amended (the “Securities Act”), on a Form S-3 registration statement, or other applicable form of registration statement (other than registrations solely for shares to be issued in connection with any employee benefit plan on Form S-8 or any successor form thereto or a merger, consolidation or other business combination registered on Form S-4 (or any successor form thereto)), Buyer will give written notice (at least 15 days before the anticipated filing) to the Stockholders of MICROS’ intention to effect such a registration (a “Piggyback Registration”) and will use its commercially reasonable best efforts to include in the Piggyback Registration all of the MICROS Shares with respect to which Buyer receives from any Stockholder a written request for inclusion therein within 10 days after such Stockholder’s receipt of Buyer’s notice, which request will specify the number of MICROS Shares to be disposed of by such Stockholder. From and after the Closing Date, Buyer will timely file with the Securities and Exchange Commission (the “Commission”) all forms, reports, schedules, statements and other documents required to be filed by it or any of its Subsidiaries under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder to enable the Stockholders to sell their MICROS Shares without registration under the Securities Act within the limitation of the exemptions provided by

(i) Rule 144 under the Securities Act as amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the Commission. If Buyer elects, before effectiveness, not to proceed with such Piggyback Registration, it will not be obligated to register any MICROS Shares. In connection with any Piggyback Registration involving an underwriting, a Stockholder participating in such Piggyback Registration shall be required to make standard representations and provide standard indemnities in the applicable underwriting agreement with respect to the participating Stockholder’s shares and its due authorization, execution and delivery of the applicable underwriting agreement. No participating Stockholder shall be required to make any representations or provide any indemnification as to MICROS’ prospectus disclosures. Further, in connection with any Piggyback Registration involving an underwriting, but subject to Sections 2.3(a) and 2.3(b) below, and the immediately preceding sentence, Buyer will not be required to include any MICROS Shares in such Piggyback Registration unless the holders thereof accept the terms of the underwriting as agreed upon between Buyer and the underwriters selected by it (to the extent that such terms are applicable to all holders of MICROS Common Stock participating in the Piggyback Registration), and then only in such quantity as will not, in the opinion of the underwriters, jeopardize the success of the offering by Buyer; provided, however, that if such quantity would not be sufficient to include all of the MICROS Shares tendered for inclusion in the Piggyback Registration, any reduction in the number of MICROS Shares included would also apply proportionately to all holders of MICROS Common Stock exercising any right to have any shares of MICROS Common Stock included in such Piggyback Registration (based upon the number of shares originally tendered for inclusion in the Piggyback Registration by such participating holders). If, in the opinion of the managing underwriter, the registration of all, or part of, the MICROS Shares which the holders have requested to be included would materially and adversely affect such Piggyback Registration, then Buyer would be required to include in the underwriting only that number of MICROS Shares, if any, which the managing underwriter believes may be sold without causing such adverse effect; provided, however, that:

(a) if the Piggyback Registration is pursuant to a registration other than on Form S-3, the number of MICROS Shares held by any Stockholder that are excluded from such Piggyback Registration may not exceed an amount equal to the product of (i) the number of MICROS Shares tendered by such Stockholder for inclusion in the Piggyback Registration, and (ii) the quotient of (A) the number of MICROS Shares tendered by such Stockholder for inclusion in the Piggyback Registration and (B) the number of shares of MICROS Common Stock being registered on behalf of all Persons, other than MICROS, pursuant to such Piggyback Registration; and

(b) If the number of MICROS Shares to be included in a Piggyback Registration in accordance with the foregoing is less than the total number of shares which the holders of MICROS Shares have requested to be included, then the holders of MICROS Shares who have requested registration may, but will not be obligated to, participate in the Piggyback Registration pro rata based upon their total ownership of shares of MICROS Common Stock. If any holder would thus be entitled to include more MICROS Shares than such holder requested to be registered, the excess will be allocated among other requesting holders pro rata based upon the number of shares of MICROS Common Stock originally tendered for inclusion in the Piggyback Registration by all of the participating holders.

          2.4 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 10:00 a.m., Eastern Standard Time on the Closing Date, at Buyer’s offices at 7031 Columbia Gateway Drive, Columbia, MD 21046-2289, unless another time, date, or place is agreed to in writing by the parties to this Agreement. The Closing will be effective as of 12:01 a.m. Eastern Standard Time on the Closing Date. The Closing Date will be the latter to occur of (i) May 1, 2003 or (ii) the date that is two business days following the termination of the applicable waiting period under the HSR Act (the “Closing Date”). Subject to the provisions of Section 9 of this Agreement, failure to consummate the transactions provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.4 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

          2.5 Filings. As promptly as practicable, after the date of this Agreement, Buyer will make or cause to be made all filings required by Legal Requirements to be made by them to consummate the transactions contemplated by this Agreement (including all filings under the HSR Act). As promptly as practicable after the date of this Agreement, DV Technology and the Stockholders will make or cause the Companies to make all filings required by Legal Requirements to be made by he, she, or it to consummate the transactions contemplated by this Agreement (including all filings under the HSR Act). After the Closing Date, each party will reasonably cooperate with each other party with respect to all filings that such other party is required by Legal Requirements to make in connection with the transactions contemplated in this Agreement; provided that this Agreement will not require Buyer to dispose of or make any change in any portion of its business or to incur any other unreasonable burden to obtain a governmental authorization. Each party will reasonably cooperate with the other in obtaining all required consents.

          2.6 Delivery of Certificates. At the Closing, each Stockholder, in order to receive such Stockholder’s Pro Rata Share of the Purchase Price, will surrender to Buyer all certificates or other documentation evidencing their Purchased Shares, in each case duly endorsed for transfer to Buyer or, at Buyer’s election, to such wholly owned subsidiary of Buyer as Buyer has designated in writing to the Stockholders Representative not less than 48 hours prior to the Closing.

          2.7 No Further Transfers. During the term of this Agreement, there will be no transfers on the stock transfer books of Datavantage Capital Stock or DV Technology Capital Stock other than by operation of law.

          2.8 Fractional Shares. No certificates for fractional shares of MICROS Common Stock will be issued. In lieu of issuing fractional shares, each Stockholder otherwise entitled to a fractional share of MICROS Common Stock will receive an amount of cash equal to the product of such fraction (after aggregating all fractional shares of MICROS Common Stock to be received by such Stockholder) multiplied by $25.30. Each such Stockholder will have no other rights with respect to such fractional share of MICROS Common Stock and will have no rights as a stockholder of Buyer with respect to such fractional share of MICROS Common Stock.

3.     HOLDBACK.

          3.1 Indemnification Holdback.

(a) At the Closing, Buyer will hold back the aggregate amount of $5,200,000 (the “Holdback”) which amount will be applied against the Stockholders’ obligations to indemnify Buyer pursuant to Section 10 and Section 11 of this Agreement. The Holdback is to be disbursed in the manner set forth in this Section 3.1.

(b) The notional Holdback amount will be increased by an interest rate equal to the interest rate enjoyed by Buyer in its money market mutual fund customarily utilized by Buyer, which currently is, and is anticipated to continue to be, the Bank of America Automated Overnight Investment Account, from the Closing Date through the date the Holdback is disbursed in full in accordance with this Agreement. Buyer will provide Holdback interest rate information as any of the Stockholders may reasonably request in writing from time to time.

(c) Eighteen months after the Closing Date (the “Holdback Release Date”), Buyer will pay to each Stockholder, by wire transfer of immediately available funds to such account or accounts as such Stockholder will have identified in writing to Buyer prior to such payment, an amount equal to the product of (i) the aggregate Holdback, including interest accrued pursuant to Section 3.1(b), in excess of the aggregate dollar amount of Claims (as defined and described in Section 10.3) pending on the Holdback Release Date and (ii) such Stockholder’s Pro Rata Share. Upon written resolution and payment, if applicable, of any Claim pending on the Holdback Release Date, Buyer will immediately pay to each Stockholder, by wire transfer of immediately available funds to such account or accounts as such Stockholder will have identified in writing to Buyer prior to such payment, an amount equal to the product of (X) the amount of the Holdback, including interest accrued pursuant to Section 3.1(b), no longer required to be retained to cover any Claim pending on the Holdback Release Date; and (Y) such Stockholder’s Pro Rata Share.

4.     WARRANTIES AND REPRESENTATIONS OF THE WARRANTING STOCKHOLDERS.

     Each of Lader, Napoli, and Saratoga (collectively, referred to in this Agreement as, the “Warranting Stockholders”), warrants and represents to and for the benefit of Buyer that:

          4.1 Organization, Good Standing, Authority and Capacity. Each of the Companies is a corporation duly organized, validly existing and in good standing under the laws of the state of its organization.

          4.2 Power; Foreign Qualifications. Each Company has the full corporate power and authority and possesses all material Government franchises, licenses, permits, authorizations and approvals necessary to enable it to use its corporate name and to own, lease or otherwise hold its properties and assets and to carry on its business as the same is now being conducted. Each Company is duly qualified and authorized to do business as a foreign corporation in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect. True and complete copies of the Companies’ articles of incorporation or certificate of incorporation, as the case may be, in each case as amended to date, and by-laws or code of regulations, as the case may be, as in effect on the date of this Agreement, have been delivered to Buyer.

          4.3 Capitalization Matters. The authorized capital stock of Datavantage consists of 350,000 shares of common stock, no par value, 225,000 of which are shares of Class A common stock, 106,384 of which are issued and outstanding, and 125,000 of which are shares of Class B common stock, 60,284 of which are issued and outstanding. The authorized capital stock of DV Technology consists of 350,000 shares of common stock, no par value, 225,000 of which are shares of Class A common stock, 100,000 of which are issued and outstanding, and 125,000 of which are shares of Class B common stock, 16,667 of which are issued and outstanding. All of the outstanding Shares are duly authorized and validly issued, fully paid and nonassessable and are owned by the Stockholders as set forth on Schedule 4.3. Except as set forth above, there are no shares of capital stock or other equity securities of the Companies outstanding. The outstanding Shares have not been issued in violation of, and are not subject to, any preemptive or subscription rights. Except as disclosed on Schedule 4.3, there are no outstanding options, warrants, calls, agreements, subscriptions, phantom stock rights, convertible or exchangeable securities, or other commitments of any character pursuant to which the Stockholders or the Companies are or may become obligated to issue, sell, purchase, return, or redeem any securities of the Companies, other than this Agreement, and no equity securities of the Companies are reserved for issuance for any purpose. Any item disclosed on Schedule 4.3 shall be terminated on or before the Closing Date.

          4.4 Subsidiaries. Datavantage has no Subsidiaries, and owns no equity interest, direct or indirect in any other corporation, partnership, joint venture, limited liability company, or other business entity. DV Technology owns 100,000 shares of Class A common stock of Datavantage and 16,667 shares of Class B common stock of Datavantage and has no other Subsidiaries, and owns no equity interest, direct or indirect, in any other corporation, partnership, joint venture, limited liability company, or other business entity.

          4.5 Effective Agreements. Except as may be disclosed in Schedule 4.5, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and the compliance with the terms set forth in this Agreement will not, conflict with, or result in any violation of or default under, or result in any Person having the right to terminate or modify: (a) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement, understanding, or arrangement to which either of the Companies is a party; (b) any Legal Requirement or Order applicable to either of the Companies, or the property or assets of the Companies; or (c) any provision of the articles of incorporation, certificate of incorporation, by-laws, code of regulations or organizational documents of the Companies. Except as may be disclosed in Schedule 4.5, no consent, approval, license, permit, or authorization of, or registration, declaration, or filing with, any Government or Governmental Agency or of any other third party, is required to be obtained or made by the Companies, or any of their respective Affiliates, in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement except for filings required under the HSR Act. Except as may be disclosed on Schedule 4.5, neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated by this Agreement will, directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with, or result in a violation of any resolution adopted by the boards of directors of the Companies or the Stockholders;

(b) contravene, conflict with, or result in a violation of, or give any Government or Governmental Agency or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under any judgment or Order to which the Companies, or any of the material assets owned or used by the Companies, may be subject;

(c) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Government or Governmental Agency the right to revoke, withdraw, suspend, cancel, terminate, or modify, any governmental authorization that is held by the Companies or that otherwise relates to the business of, or any of the material assets owned or used by, the Companies; or

(d) result in the imposition or creation of any Lien upon or with respect to any of the material assets owned or used by the Companies.

          4.6 Financial Statements. The Company Balance Sheets, the Company March Balance Sheets and the related statements of operations and retained earnings and cash flows of each of the Companies for the year then ended (in each case audited with respect to Datavantage and unaudited with respect to DV Technology), a copy of each of which is set forth on Schedule 4.6, including, in each case, the related notes and schedules, fairly represent each of the Companies’ financial condition and results of operations as at the respective dates and for the periods ended to which they relate, and have been prepared in accordance with the books and records of the each of the Companies in accordance with GAAP, subject, with respect to the Company March Balance Sheets and the unaudited balance sheet of DV Technology and the related statements of operations and retained earning and cash flows, to normal recurring year-end adjustments and the absence of notes.

          4.7 Absence of Undisclosed Liabilities. Except to the extent shown or provided for in the Company Balance Sheets, the Companies have, and on the Closing Date will have no material obligations or material liabilities of any kind, fixed, accrued, absolute, contingent, unasserted, or otherwise, except for liabilities and obligations:

(a) to be paid or performed after the date of this Agreement as identified on Schedule 4.13;

(b) under contracts, agreements, leases, or documents which (i) are listed or described on Schedule 4.13, or (ii) are not required to be listed or described on Schedule 4.13 because they do not meet the temporal, dollar or other requirements for being listed on Schedule 4.13;

(c) incurred or accrued in the ordinary course of business not inconsistent with past practices after December 31, 2002; or

(d) that may arise as a result of pending or Threatened litigation, or claims listed or described on Schedule 4.16.

          4.8 Assets.

(a) Assets Other than Real Property. Except as may be disclosed on Schedule 4.8(a), each of the Companies has good and valid title to all assets reflected on its respective Company Balance Sheet or thereafter acquired, except those since sold or otherwise disposed of for fair market value in the ordinary course of business not inconsistent with past practices, in each case free and clear of all Liens (other than Liens for taxes not yet due and payable) except to the extent reflected in the Company Balance Sheets. This Section (a) does not relate to Real Property or interests in Real Property, such items being the subject of Section (b). All the tangible personal property of each Company has been maintained in all material respects not inconsistent with past practices of such Company and is, in all material respects, in good operating condition and repair, ordinary wear and tear excepted, except as may be disclosed on Schedule 4.8(a). All leased personal property is, in all material respects, in the present condition required of such property by the terms of the lease applicable to such property.

(b) Real Property.

(i) The Companies do not own any Real Property. Schedule 4.8(b) sets forth a complete list of all Real Property and interests in Real Property leased by each of the Companies, and identifies the name of the lessors and lessees, the date of the lease, the term of the lease, the annual fixed rental, and any other recurring fees and charges whether or not included in “rent” with respect to such leases. Each of the Companies has good leasehold interests in all the Real Property and interests in the Real Property shown on Schedule 4.8(b) leased by it, in each case free and clear of all mortgages and security interests. The Real Property is in good operating condition and repair (ordinary wear and tear excepted), and the Real Property is adequate for the uses to which the Real Property is being put, and except as provided on Schedule 4.8(b) none of the Real Property is in need of maintenance or repairs, except for ordinary and routine maintenance and repairs that are not material in nature or cost. The Real Property is sufficient for the continued conduct of the Companies’ business after the date of this Agreement in substantially the same manner as conducted as of the date of this Agreement, except that no representation or warranty is made as to whether the Real Property will be sufficient for expected growth of the Companies’ business.

(ii) Except as may be specifically contained within the leases and other agreements identified on Schedule 4.8(b), neither of the Companies has granted, and the leaseholds identified on Schedule 4.8(b) are not subject to, any options to purchase or rights of first refusal. Except as may be disclosed on Schedule 4.13, all of the Companies’ leases of real and personal property are in full force and effect, unmodified and unamended, and neither of the Companies is in material default in any respect under such leases.

          4.9 Accounts Receivable. All Accounts Receivable of the Companies have arisen from bona fide transactions in the ordinary course of business not inconsistent with past practices. Other than $300,000 of Accounts Receivable reserved against in the allowance for doubtful accounts on the Company Balance Sheets as of March 31, 2003, all of such Accounts Receivable are valid and existing accounts receivable arising out of the sale of products or services of the Companies in the ordinary course of business. Except as may be may be disclosed on Schedule 4.9, none of such Accounts Receivable is subject to any counterclaim or set-off except to the extent taken into account in such allowance. Notwithstanding anything to the contrary above, no representation or warranty is made with respect to Accounts Receivable which: (i) are reflected on the Company Balance Sheets as deferred revenue; and (ii) are for payment for services to be performed after the Closing Date that the Companies elect not to perform.

          4.10 Absence of Certain Changes. Except as may be disclosed on Schedule 4.10, since January 1, 2003, each Company has conducted its business in the ordinary course of business not inconsistent with past practices and there has not been any material adverse change in the business, assets, financial conditions, or results of operations of either Company. Additionally, except as may be disclosed on Schedule 4.10 or permitted by the terms of this Agreement, each of the Companies has not, since January 1, 2003:

(a) made a payment pursuant to or in full or partial accord, satisfaction, or release of, any material contract or other obligation, except in the ordinary course of business;

(b) incurred a mortgage, pledge, or creation of a Lien on any of its assets or properties, except in the ordinary course of business not inconsistent with past practices;

(c) entered into, modified, amended, or terminated any lease of real or personal property (except, in the ordinary course of business not inconsistent with past practices or modifications or amendments associated with renewals of leases of Real Property or leases of personal property);

(d) disposed of, leased, or contracted for the disposition or lease of, any capital asset of any of the Companies of a value more than $25,000, or canceled or compromised or agreed to cancel or compromise any debt or claim, or waived or released, or agreed to waive or release, any right of value except in the ordinary course of business not inconsistent with past practices;

(e) changed, or agreed to change, whether directly or indirectly, any material terms of employment, including, without limitation, salary or wage rates of any officer, director or employee of any of the Companies, or any pension or bonus plan affecting any officer, director or employee of any of the Companies (the benefit plans with respect to all employees of each of the Companies and the annual compensation (including bonuses) of the officers of the Companies), or the addition or elimination of five or more employees, except for normal bonuses and normal merit increases to employees or the payment to any employee of severance, in the ordinary course of business and not inconsistent with past practices;

(f) made or agreed to make any capital expenditures aggregating more than $50,000;

(g) incurred any indebtedness for borrowed monies, except for intercompany indebtedness disclosed on each of the Companies’ books and records maintained in accordance with GAAP;

(h) made any material commitments or contracts of any kind or nature or incurred any material obligations, or liabilities, except for commitments, contracts, obligations or liabilities in the ordinary course of business not inconsistent with past practices;

(i) declared or paid any dividend or made any distribution on outstanding capital stock of any of the Companies;

(j) effected the redemption or repurchase of any of the outstanding Shares or the issuance or agreement to issue any shares of a Company’s capital stock not presently outstanding, or the grant of options or warrants to acquire any shares of a Company’s capital stock;

(k) made any loans or advances to any officers, directors or employees of the Companies, except for advances for travel and other business expenses not inconsistent with past practices;

(l) amended or modified any of the Companies’ organizational documents;

(m) taken any action not in the ordinary course of business that is inconsistent with past practices and that would have a Material Adverse Effect;

(n) transferred or granted, or agreed to transfer or grant, any rights under, or entered into or agreed to enter into, any settlement regarding the breach or infringement of any lease, license, patent, copyright, trademark, trade name, or similar rights, or modified or agreed to modify any existing right with respect to any such lease, license, patent, copyright, trademark, trade name, or similar rights;

(o) agreed to acquire any capital stock or other securities of any corporation or any interest in any business enterprise;

(p) materially changed its banking relationships or Persons authorized to sign such banking arrangements;

(q) suffered any material labor dispute;

(r) made any material change in any method of accounting or accounting practice or policy;

(s) committed in any manner to purchase or acquire any real estate, whether or not improved, or any building or other structure; or

(t) made any agreement or understanding, whether in writing or otherwise, for the Companies to take any of the actions specified in subsections (a) through (s).

          4.11 Employment Contracts. Except as may be disclosed on Schedule 4.11, and other than in the ordinary course of business, neither of the Companies is a party or subject to any contract, agreement, arrangement, or understanding with any of its employees, and the employment of any employee may be terminated at any time without the payment of any consideration, except as may be required by law. Except as may be disclosed on Schedule 4.11, all bonuses or other non-recurring payments to employees or officers (other than commissions) that were due on or prior to the Closing Date of this Agreement were paid to and received by the relevant employees and officers, and there are no bonuses or other non-recurring payments due or owing to any employee or officer that were not paid and received on or prior to the Closing Date. No agreement, contract or arrangement to which either of the Companies is a party may result in the payment of any amount that would not be deductible be reason of Section 280G or Section 40 of the Code.

          4.12 Absence of Defaults. The Companies are not in default under any material contract, agreement, lease, or document to which either or any of their properties is bound. Except as may be may be disclosed on Schedule 4.12, each of the Companies and its properties and assets are in compliance with all statutes, laws, ordinances, rules, and regulations of any Government or Governmental Agency applicable to its business, and any filing requirements, including, without limitation, those relating to asbestos, petroleum, and hazardous wastes and substances.

          4.13 Document List. Schedule 4.13 contains a list or description of the material contracts, licenses, permits, agreements, leases, and other commitments to which either of the Companies is a party. Except only as to the contracts, licenses, permits, agreements, leases, and other commitments listed or described on Schedule 4.13 and those that are entered into in the ordinary course of business after the date of this Agreement not inconsistent with past practices, the Companies are not a party to or bound by any written or oral:

(a) contract not made in the ordinary course of business except those that would not either individually or in the aggregate have a Material Adverse Effect;

(b) collective bargaining agreement or other contract with any labor union;

(c) bonus, deferred compensation, profit sharing, pension, retirement, stock option, stock purchase, hospitalization, insurance, or other plan or arrangement providing for employee benefits to present or former officers, directors or employees;

(d) dealers’, manufacturers’, representatives’, or distributors’ agreement that is not terminable by it without cost or liability to it or its successors on 60 days’ notice or less;

(e) contract for the sale of goods or the rendering of services continuing for a period of more than 30 days from the date of this Agreement, except such contracts entered into in the ordinary course of business not inconsistent with past practices;

(f) contract for the purchase of supplies, materials, or services for delivery over a period of more than 30 days from the date of this Agreement, except such contracts entered into in the ordinary course of business not inconsistent with past practices;

(g) covenant not to compete;

(h) any contract involving payment by the Companies of $50,000 or more in any period of 12 consecutive months (inclusive of or after the Closing Date) that is not cancelable by Datavantage, without penalty, on 90 days or less prior written notice;

(i) contract or agreement between either of the Companies and a Stockholder or any Affiliate of a Stockholder;

(j) agreement or contract under which either of the Companies have borrowed or loaned any money or issued any note, bond, indenture, or other evidence of indebtedness or directly or indirectly guaranteed indebtedness, liabilities, or obligations of others (other than endorsements for the purpose of collection in the ordinary course of business not inconsistent with past practices);

(k) mortgage, pledge, security agreement, deed of trust, or other document granting a Lien (including, but not limited to, liens upon properties acquired under conditional sales, capital leases, or other title retention or security devices); or

(l) any agreement giving the other party exclusive or preferential rights to any of (or the distribution of such rights) the Intellectual Property of either of the Companies (as defined in Section 4.18 below) or other assets.

     The Companies have provided Buyer with a true and complete copies of each agreement, contract, lease, license, commitment, or instrument of the Companies described on Schedule 4.13 other than those specifically identified on Schedule 4.13 as not having been delivered to Buyer. Except as may be disclosed on Schedule 4.13, each of the Contracts described on Schedule 4.13 (collectively, the “Contracts”) is in full force and effect, neither Company has received any written notice that such Contract is not in full force and effect, and neither Company has materially breached such Contract.

          4.14 Insurance Policies. Each of the Companies maintains policies of fire and casualty, extended coverage, business interruption, public and product liability, professional liability, workers compensation, and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, to the Knowledge of the Warranting Stockholders, customarily carried by Persons conducting business or owning assets similar in type and size to those of each of the Companies and will continue such insurance in effect through the Closing Date; a list of such insurance policies (the “Policies”) is set forth on Schedule 4.14. Schedule 4.14 sets forth a list and description of all material claims filed pursuant to the Policies during the past two years.

(a) Each of the Companies has delivered to Buyer:

(i) true and complete copies of the Policies to which the Companies are or have been covered at any time within the two years preceding the date of this Agreement;

(ii) true and complete copies of all pending applications for insurance policies; and

(iii) any statement by an auditor of a Company’s financial statements concerning the adequacy of such entity’s coverage or of the reserves for claims.

(b) Schedule 4.14 also describes:

(i) any self-insurance arrangement by or affecting the Companies, including any reserves established under such arrangement;

(ii) any contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk by the Companies; and

(iii) all obligations of the Companies to third parties with respect to insurance (including such obligations under leases and service agreements) and identifies the Policy under which such coverage is provided.

(c) Schedule 4.14 also sets forth, by year, for the current policy year and each of the two preceding policy years:

(i) a summary of the loss experience under each Policy;

(ii) a statement describing each claim under any Policy for an amount in excess of $10,000, which sets forth:

(A) the name of the claimant;

(B) a description of the Policy by insurer, type of insurance, and period of coverage; and

(C) the amount and a brief description of the claim.

(iii) a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims.

(d) Except as may be disclosed on Schedule 4.14:

(i) All Policies that provide coverage to the Company or a director or officer of a Company:

(A) are valid, outstanding, and enforceable;

(B) are issued by an insurer that is financially sound and reputable;

(C) taken together, provide adequate insurance coverage for the assets and the operations of such Company for all risks to which such Company is normally exposed;

(D) are sufficient for compliance with all Legal Requirements and material contracts to which such Company is a party or is otherwise bound; and

(E) will, unless cancelled by Buyer, continue in full force and effect following the Closing.

(e) Neither of the Companies has received (A) any written refusal of coverage or any written notice that a defense will be afforded with reservation of rights, or (B) any written notice of cancellation or any other written notice that any Policy is no longer in full force or effect or will not be renewed or that the issuer of any Policy is not willing or able to perform its obligations under any Policy.

(f) The Companies have paid all premiums when due, and have otherwise performed all of their obligations, under each Policy to which the Companies are a party or that provides coverage to each of the Companies or any director or officer of such Company.

(g) The Companies have given notice to the insurer of all claims that may be insured by any Policy.

          4.15 Books and Records. Except as provided below in this Section 4.15, the books and records of the Companies are in all material respects complete and correct. Since March 31, 2003, the Companies have maintained their financial statements in accordance with past practices and GAAP. The stock certificate and transfer books of each of the Companies are true, accurate and complete. The books of account, minute books, stock record books, and other records of each of the Companies have been made available to Buyer. The minute books of the Companies contain accurate and complete records of all meetings held of, and corporate action taken by, the Stockholders, each of the Companies’ board of directors, and any committees of the board of directors, except where the failure to contain such records would not have a Material Adverse Effect. At the Closing, all of those books and records will be in the possession of the Companies.

          4.16 Litigation. There is no Proceeding pending or Threatened by or against the Companies or any of their respective properties, assets, operations, or businesses or the transactions contemplated by this Agreement, except as may be disclosed on Schedule 4.16. Neither the Companies, nor any of their respective assets are subject to any outstanding judgments, Orders or decrees, domestic or foreign. Except as may be disclosed on Schedule 4.16, there is no Proceeding that has been commenced by or against either of the Companies or that otherwise relates to or may materially affect the business of, or any of the material assets owned or used by either of the Companies; or that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement. No such Proceeding has been Threatened, and to the Knowledge of the Warranting Stockholders, no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. The Companies have delivered to Buyer copies of all pleadings, correspondence, and other material documents relating to each Proceeding listed on Schedule 4.16. The Proceedings that may be listed on Schedule 4.16 will not have a Material Adverse Effect on the business, operations, assets, or condition, of the Companies. Except as may be disclosed on Schedule 4.16, the Companies have not at any time during the three years preceding Closing received any written notice or other communication from any Governmental Agency or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any material term or requirement of any judgment, Order, Legal Requirement, or regulation to which the Companies or any of the material assets owned or used by it is or has been subject.

          4.17 Environmental Matters. For purposes of this Section 4.17, the “Companies” includes all Affiliates of each of the Companies. The Companies have not released, emitted, buried, or otherwise disposed of Regulated Substances on any of the Real Property in material violation of any Environmental Law. The Companies have complied in all material respects with all Environmental Laws relating to their operations or the Real Property. The Companies have not received any written notice, demand, suit or information request pursuant to CERCLA or any comparable state law, or any other Environmental Law, nor do the Warranting Stockholders have Knowledge of any other party’s receipt of the same relating to any of the Real Property. Neither the Companies nor any Warranting Stockholder has received written notice that any of the Real Property is listed on any regulatory list of contaminated properties, including but not limited to the National Priorities List promulgated pursuant to CERCLA, the CERCLIS or any federal, state or local counterpart. To the Knowledge of the Warranting Stockholders, the Companies have no existing or potential liability under any Environmental Laws. No environmental approvals or consents are required under Environmental Law from any Governmental Agency or authority for Buyer and the

Companies to consummate the transactions contemplated by this Agreement or for each of the Companies to continue its business after the Closing Date in a manner consistent with present business operations. To the Knowledge of the Warranting Stockholders, there are no conditions on any adjacent properties that threaten property leased by the Companies. Neither of the Companies is required to have, nor does it have, any permits or approvals issued under any Environmental Law. Each Company has disclosed, prior to the date of this Agreement, all material environmental liabilities, and has disclosed all material reports, assessments or remedial action plans, in its or its agent’s possession, relating to any existing environmental condition, of the Real Property or its operations.

          4.18 Intellectual Property.

(a) Schedule 4.18 lists:

(i) all patents held by each of the Companies and used in or relating to its business, and all reissues, divisions, continuations, continuations in part, and extensions of such patents and all pending patent applications by each of the Companies, including, for each such patent, the serial or patent number, country, grant date and title;

(ii) all Marks, including for each such registered Mark, the application or registration number, country, filing or registration date, mark and class;

(iii) all registered copyrights in all works of the Companies and pending applications for registration by the Companies of copyrights used in or relating to its business, including for each such registered copyright, the registration number, country, and registration and expiration date;

(iv) all other intellectual property, whether owned by or licensed to each of the Companies, used in its business (the intellectual property set forth in subsections (i) through (iv) of this Section 4.18(a) and subsection (v) below is collectively referred to as, the “Intellectual Property”); and

(v) all licenses and other contracts to which the Companies are a party (either as licensor, licensee, sublicensor, or sublicensee) and that affects the validity of or right to use the patents, Marks, copyrights (or registrations or applications of such Intellectual Property), trade secrets, or other proprietary information used in or relating to its business.

(b) Each of the Companies has good, valid, subsisting, unexpired, and enforceable title to, or otherwise possesses adequate rights to use, all Intellectual Property listed on Schedule 4.18 to the extent necessary to the conduct of their businesses as conducted on the date of this Agreement. No other intellectual property is necessary to permit the Companies to conduct their business as conducted. No Governmental Agency has rendered any holding, decision, or judgment that would limit, cancel, or question the validity of any of the Intellectual Property.

(c) Except as may be disclosed on Schedule 4.18, no assets, properties, or rights transferred under this Agreement or used in the Companies’ business has infringed upon any patent, trademark, trade name, copyright, or other intellectual property, or misappropriated or misused any invention, trade secret or other proprietary information entitled to legal protection, and the use of the aforesaid by Buyer in a manner consistent with the manner in which the aforesaid are being used by each of the Companies on the date of this Agreement, will not constitute an infringement, misappropriation, or misuse of any patent, trademark, trade name, copyright, invention, trade secret, proprietary information, nondisclosure, or other rights of any third party. No Person has asserted to the Companies any claim regarding the use of, or challenging, or questioning the Companies’ right or title in, any Intellectual Property, or challenging or questioning the validity or effectiveness of any license, contract, or commitment relating to such Intellectual Property, and each of the Companies Knows of no valid basis for any such claim except as may be disclosed on Schedule 4.18. There exists no legal opinion of counsel to the Companies or an Affiliate of any Company (or request for such opinion) or a legal opinion delivered to the Companies or an Affiliate of any Company that the Companies’ business as conducted or contemplated infringes or is likely to infringe any patent, trademark, copyright, trade name, invention, trade secret, or other proprietary information or property rights of any other Person.

(d) Except as may be disclosed on Schedule 4.18, within the last five years, neither of the Companies has asserted any claim of infringement, misappropriation, or misuse of any Intellectual Property used in the Companies’ business.

          4.19 Tax Matters. Except as disclosed on Schedule 4.19:

(a) All material Tax returns required to be filed by, on behalf of or with respect to any Company have been filed and all such Tax returns are complete and accurate in all material respects as to the amount of Taxes shown to be due thereon and, to the Knowledge of the Warranting Stockholders, are complete and accurate in all other material respects, (ii) all Taxes shown to be due on such Tax returns have been paid in full or will be paid in full by the due date thereof, (iii) there are no Tax Liens on the assets of the Companies (other than Liens for Taxes not yet due and payable), and (iv) no Tax deficiency or claims are being asserted in writing with respect to any Taxes of the Companies;

(b) None of the Companies has filed a consent under Section 341(f) of the Code concerning collapsible corporations, (ii) to the Knowledge of the Warranting Stockholders, no Company is a party to any lease made pursuant to Section 168(f)(8) of the Code and (iii) to the Knowledge of the Warranting Stockholders, none of the assets of the Companies is subject to a Section 467 rental agreement as defined in Section 467 of the Code;

(c) The Companies have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and have duly withheld from employee salaries, wages and other compensation (including restricted stock and stock option gains), distributions and any other applicable payments and have paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws;

(d) The Companies have made available to Purchaser complete copies of (i) all material income or franchise Tax returns of the Companies (or, in the case of Tax returns filed for an affiliated group, the portion of such consolidated Tax returns relating to the Companies) relating to the taxable periods ending after January 1, 1999 and (ii) the portions of any audit report issued within the last three years relating to any Taxes due from any Company;

(e) There are no audits or investigations by any taxing authority of any Company in progress and, to the Knowledge of the Warranting Stockholders, no written notice has been received that a Taxing Authority intends to commence any such audit or investigation;

(f) No Company is a party to any tax sharing or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing; and

(g) There are no agreements in effect to extend or waive the period of limitations for the assessment or collection of any Tax for which the Companies may be liable other than statutory extensions with respect to which Tax returns have been filed by the extended due date. No claim that is currently pending has been made in a jurisdiction where the Companies do not file Tax returns that any Company is or may be subject to taxation by that jurisdiction. None of the Companies has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

          4.20 Employment Benefit Matters.

(a) As used in this Section 4.20, the following terms have the meanings set forth below.

“Company Other Benefit Obligation” means an Other Benefit Obligation owed, adopted, or followed by a Company or an ERISA Affiliate of a Company.

“Company Plan” means all Plans of which a Company or an ERISA Affiliate of a Company is or was a Plan Sponsor, or to which a Company or an ERISA Affiliate of a Company otherwise contributes or has contributed within the past three years, or in which a Company or an ERISA Affiliate of a Company otherwise participates or has participated within the past three years. All references to Plans are to Company Plans unless the context requires otherwise.

“Company VEBA” means a VEBA whose members include employees of a Company or any ERISA Affiliate of a Company.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, including its related rules and regulations.

“ERISA Affiliate” means, with respect to a Company, any other Person that, together with a Company, would be treated as a single employer under §414 of the Code.

“IRS” means the Internal Revenue Service.

“Multi-Employer Plan” has the meaning given in ERISA §3(37)(A).

“Other Benefit Obligations” means all obligations, arrangements, or customary practices, whether or not legally enforceable, to provide benefits, other than salary, as compensation for services rendered, to present or former directors, employees, or agents, other than obligations, arrangements, and practices that are Plans. Other Benefit Obligations include consulting agreements under which the compensation paid does not depend upon the amount of service rendered, sabbatical policies, severance payment policies, and fringe benefits within the meaning of §132 of the Code.

“PBGC” means the Pension Benefit Guaranty Corporation, or any successor entity.

“Pension Plan” has the meaning given in ERISA §3(2)(A).

“Plan” has the meaning given in ERISA §3(3).

“Plan Sponsor” has the meaning given in ERISA §3(16)(B).

“Qualified Plan” means any Plan that meets or purports to meet the requirements of §401(a) of the Code.

“Title IV Plans” means all Pension Plans that are subject to Title IV of ERISA, 29 U.S.C. §1301 et seq., other than Multi-Employer Plans.

“VEBA” means a voluntary employees’ beneficiary association under §501(c)(9) of the Code.

“Welfare Plan” has the meaning given in ERISA §3(1).

(b) (i) Schedule 4.20(b)(i) contains a complete and accurate list of all Company Plans, Company Other Benefit Obligations, and Company VEBAs, and identifies as such all Company Plans that are (A) defined benefit Pension Plans, (B) Qualified Plans, (C) Title IV Plans, or (D) Multi-Employer Plans.

(ii) Schedule 4.20(b)(ii) contains a complete and accurate list of (A) all ERISA Affiliates of each of the Companies, and (B) all Plans of which any such ERISA Affiliate is or was a Plan Sponsor, in which any such ERISA Affiliate participates or has participated, or to which any such ERISA Affiliate contributes or has contributed.

(iii) Schedule 4.20(b)(iii) sets forth, for each Multi-Employer Plan, as of its last valuation date, the amount of potential withdrawal liability of each of the Companies and the

Companies’ other ERISA Affiliates, calculated according to information made available pursuant to ERISA §4221(e).

(iv) Schedule 4.20(b)(iv) sets forth a calculation of the liability of each of the Companies for post-retirement benefits other than pensions, made in accordance with Financial Accounting Statement 106 of the Financial Accounting Standards Board, regardless of whether either of the Companies is required by this statement to disclose such information.

(v) Schedule 4.20(b)(v) sets forth the expected or historic annual financial cost of all material obligations owed under any Company Plan or Company Other Benefit Obligation that is not subject to the disclosure and reporting requirements of ERISA.

(c) The Companies have delivered to Buyer:

(i) all documents that set forth the terms of each Company Plan, Company Other Benefit Obligation, or Company VEBA and of any related trust, including (A) all plan descriptions and summary plan descriptions of Company Plans for which the Companies are required to prepare, file, and distribute plan descriptions and summary plan descriptions, and (B) all summaries and descriptions furnished to participants and beneficiaries regarding Company Plans, Company Other Benefit Obligations, and Company VEBAs for which a plan description or summary plan description is not required;

(ii) all personnel, payroll, and employment manuals and policies;

(iii) all collective bargaining agreements pursuant to which contributions have been made or obligations incurred (including both pension and welfare benefits) by either of the Companies and the ERISA Affiliates of the Companies, and all collective bargaining agreements pursuant to which contributions are being made or obligations are owed by such entities;

(iv) a written description of any Company Plan or Company Other Benefit Obligation that is not otherwise in writing;

(v) all registration statements filed with respect to any Company Plan;

(vi) all insurance policies purchased by or to provide benefits under any Company Plan;

(vii) all contracts with third party administrators, actuaries, investment managers, consultants, and other independent contractors that relate to any Company Plan, Company Other Benefit Obligation, or Company VEBA;

(viii) all reports submitted within the calendar year preceding the date of this Agreement by third party administrators, actuaries, investment managers, consultants, or other independent contractors with respect to any Company Plan, Company Other Benefit Obligation, or Company VEBA;

(ix) sample of the notification to employees of their rights under ERISA §601 et seq. and §4980B of the Code;

(x) the Form 5500 filed in each of the most recent two plan years with respect to each Company Plan, including all schedules and the opinions of independent accountants;

(xi) all notices that were given by either of the Companies or any ERISA Affiliate of the Companies or any Company Plan to the IRS, the PBGC, or any participant or beneficiary, pursuant to statute, within the two years preceding the date of this Agreement, including notices that are expressly mentioned elsewhere in this Section 4.20;

(xii) all notices that were given by the IRS, the PBGC, or the Department of Labor specifically addressed to either of the Companies, any ERISA Affiliate of the Companies, or any Company Plan within the two years preceding the date of this Agreement;

(xiii) with respect to Qualified Plans and VEBAs, the most recent determination letter for each Plan of the Companies that is a Qualified Plan; and

(xiv) with respect to Title IV Plans, the Form PBGC-1 filed for each of the three (3) most recent plan years.

(d) Except as may be disclosed on Schedule 4.20(d):

(i) The Companies have performed all of their obligations under all Company Plans, Company Other Benefit Obligations, and the Company VEBAs in all material respects. The Companies have in all material respects made appropriate entries in their financial records and statements for all obligations and liabilities under such Plans, VEBAs, and Obligations that have accrued but are not due.

(ii) No written statement has been made by either of the Companies to any Person with regard to any Plan or Other Benefit Obligation that was not in accordance with the Plan or Other Benefit Obligation and that could have a Material Adverse Effect.

(iii) The Companies, with respect to all Company Plans, Company Other Benefits Obligations, and Company VEBAs, are, and each Company Plan, Company Other Benefit Obligation, and Company VEBA is, in all material respects in compliance with ERISA, the Code, and other applicable Legal Requirements including the provisions of such Legal Requirements expressly mentioned in this Section 4.20, and with any applicable collective bargaining agreement.

(A) No material non-exempt transaction prohibited by ERISA §406 and no material non-exempt “prohibited transaction” under §4975(c) of the Code have occurred with respect to any Company Plan.

(B) The Companies do not have any material liability to the IRS with respect to any Plan, including any liability imposed by Chapter 43 of the Code.

(C) The Companies do not have any liability to the PBGC with respect to any Plan or any material liability under ERISA §502 or §4071.

(D) All filings required by ERISA and the Code as to each Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the Code have been timely provided.

(E) All material contributions and payments made or accrued with respect to all Company Plans, Company Other Benefit Obligations, and Company VEBAs are deductible under Code §162 or §404. No amount, or any asset of any Company Plan or Company VEBA, is subject to Tax as unrelated business taxable income.

(iv) Since January 1, 2003, there has been no establishment or amendment of any Company Plan, Company VEBA, or Company Other Benefit Obligation.

(v) No event has occurred or circumstance exists that could result in a material increase in premium costs of Company Plans and Company Other Benefit Obligations that are insured, or a material increase in benefit costs of such Plans and Obligations that are self-insured, other than events or circumstances not specific to the Company or its employees.

(vi) Other than claims for benefits submitted by participants or beneficiaries, no claim against, or legal proceeding involving, any Company Plan, Company Other Benefit Obligation, or Company VEBA is pending or, to the Knowledge of the Warranting Stockholders, Threatened.

(vii) Each Qualified Plan of the Company is qualified in form and operation under Code §401(a); each trust for each such Plan is exempt from federal income Tax under Code §501(a), in each case, excluding matters of non-compliance that can be corrected without material liability to the Companies. Each Company VEBA is exempt from federal income Tax. No event has occurred or circumstance exists that will or could give rise to disqualification or loss of tax-exempt status of any such Plan or trust other than events or circumstances that can be corrected without material liability.

(viii) The Companies and each ERISA Affiliate of the Companies have met the minimum funding standard, and has made all contributions required, under ERISA §302 and Code §402.

(ix) No Company Plan is subject to Title IV of ERISA.

(x) Neither the Companies nor any ERISA Affiliate of the Companies has ever established, maintained, or contributed to or otherwise participated in, or had an obligation to maintain, contribute to, or otherwise participate in, any Multi-Employer Plan.

(xi) Except to the extent required under ERISA §601 et seq. and Code §4980B, the Companies do not provide health or welfare benefits for any retired or former employee nor is either Company obligated to provide health or welfare benefits to any active employee following such employee’s retirement or other termination of service other than as required under applicable state law.

(xii) The Companies have complied with the provisions of ERISA §601 et seq. and Code §4980B.

(xiii) Except as may be disclosed on Schedule 4.20(d), the consummation of the transactions contemplated herein will not result in the payment, vesting, or acceleration of any benefit.

          4.21 Officers. Set forth on Schedule 4.21 is a list of the names of the officers of each of the Companies, together with the title or job classification of each such Person. Except as may be disclosed on Schedule 4.21, none of such Persons has an employment agreement or understanding, whether oral or written, with the Companies, which is not terminable on notice by the Companies without cost or other liability to the Companies, except for severance payments not inconsistent with past practices of the applicable Companies.

          4.22 Transactions With Affiliates. Except as may be disclosed on Schedule 4.22, none of the Stockholders, nor any director, officer or employee of the Companies, or member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person, or any member of the family of any such person, has a substantial interest or is an officer, director, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, is presently or contemplated to be a party to any transaction with the Companies, including any contract, agreement or other arrangement providing for the employment of, furnishing of services by, rental of real or personal property from or otherwise requiring payments to any such person or firm except for compensation for services in the ordinary course as an employee of Datavantage.

          4.23 Stockholder Loans. As of the date of this Agreement, the Companies: (i) have no loans with any Stockholder; (ii) do not owe any Stockholder any money; and (iii) any preexisting stockholder loans have been discharged or forgiven in full.

          4.24 Customers and Suppliers. Schedule 4.24 consists of a true and correct list of the top 25 vendors and customers of the Companies that have maintained accounts with either of the Companies during the preceding 12 months and the dollar volume of business conducted by each for each of the past 12 months as well as a list of the top five suppliers during the same period ranked by volume of business with each of the Companies.

Except as may be disclosed on Schedule 4.24, none of the Companies has received written notice that any such customer or vendor will not continue to do business with the Companies or Buyer in a manner and on terms and conditions not inconsistent with past practices. Buyer acknowledges that the Companies, before Closing, are not obligated to inform such vendors or customers of the transactions contemplated by this Agreement in connection with this representation and warranty.

          4.25 Licenses; Permits. Schedule 4.25 is a true and complete list of all material licenses, permits, and authorities issued or granted to the Companies by foreign, local, state, or federal Governmental Agencies. To the Knowledge of the Warranting Stockholders all such material licenses, permits, or authorities of the Companies are validly held by the Companies, the Companies have complied with all material requirements in connection therewith and the same will not be subject to suspension, modification, or revocation as a result of this Agreement or the consummation of the transactions contemplated by this Agreement. Material licenses, permits, and authorities issued or granted by foreign, local, state, or federal Governmental Agencies that are necessary for the conduct of the Companies’ business are not held in the name of any employee, officer, director, stockholder, or agent of such Company.

          4.26 Accounts; Safe Deposit Boxes; Powers of Attorney; and Directors. Attached as Schedule 4.26 are:

(a) a true and correct list of all bank and savings accounts, certificates of deposit, and safe deposit boxes of each of the Companies and those Persons authorized to sign each,

(b) true and correct copies of all corporate borrowing, depository, and transfer resolutions and those Persons entitled to act under such resolutions,

(c) a true and correct list of all powers of attorney granted by each of the Companies and those Persons authorized to act under such powers of attorney, and

(d) a true and correct list of all current directors of each of the Companies.

          4.27 Employee and Labor Relations. Except as may be disclosed on Schedule 4.27:

(a) there is no labor strike, dispute, slowdown, work stoppage, or lockout actually pending or, to the Knowledge of the Warranting Stockholders, Threatened, against or affecting the Companies’ business, and during the past two years, there has not been any such action;

(b) to the Knowledge of the Warranting Stockholders, no union organizational campaign is in progress with respect to the employees of the Companies and no question concerning representation exists respecting such employees;

(c) there is no employee grievance that would have a Material Adverse Effect on the Companies or the conduct of the operations of each of the Companies’ business pending or, to the Knowledge of the Warranting Stockholders, Threatened; and

(d) no charges with respect to or relating to either of the Companies are pending before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices and neither the Warranting Stockholders nor either of the Companies has received written notice of the intent of any federal, state, local, or foreign agency responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the present employment-related practices of the Companies and no such investigation is in progress.

(e) The Companies are not and have never been a party to any collective bargaining agreement or other labor contract. Since 1998, there has not been, nor is there presently pending or existing, and to the Knowledge of the Warranting Stockholders there is not Threatened, (a) any strike, slowdown, picketing, or work stoppage, (b) any Proceeding against or affecting either of the Companies relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental

Agency, union organizing activity, or other labor or employment dispute against or affecting either of the Companies or their premises, or (c) any application for certification of a collective bargaining agent. To the Knowledge of the Warranting Stockholders, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute. There is no lockout of any employees by the Companies, and the Companies contemplate no such action prior to the Closing Date. Each of the Companies has complied in all material respects with all material Legal Requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar Taxes, occupational safety and health, and plant closing. The Companies are not liable for the payment of any compensation, damages, Taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

          4.28 Corporate Name. Except as may be disclosed on Schedule 4.28, as of the date of this Agreement each of the Companies has the exclusive right to use its name as the name of the corporation in any jurisdiction in which it is qualified to do business, and has not received any written notice of conflict with respect to the rights of others regarding its corporate name.

          4.29 Effect of Transaction. No creditor, employee, client, franchisee, or other customer or other Person having a business relationship with the Companies has given written notice to the Companies that such Person intends to materially change that relationship because of the transactions contemplated by this Agreement.

          4.30 Company Perquisites. Except as may be disclosed on Schedule 4.30, as of the date of this Agreement, the Companies do not maintain on behalf of the Stockholders (or any of the Stockholders’ family members), any of the following benefits or perquisites: (i) non-qualified retirement or executive bonus plans; (ii) country club or other recreational club memberships or affiliations; (iii) key man or other related life insurance policies; (iv) housing benefits or allowances; or (v) automobile leases or insurance benefits.

          4.31 Closing Costs. All costs incurred directly or indirectly by the Company or by the Stockholders relating to the transactions effectuated pursuant to this Agreement, including without limitation attorneys’ fees, investment brokerage fees and accounting fees, have been paid by the Companies and do not in the aggregate exceed $210,000.

          4.32 Future Contracts. The Future Contracts are all valid, existing and legally binding contracts under which the customer contracting parties shall, in the aggregate, pay to the Companies after the Closing Date in a timely manner no less than 50% of all amounts stipulated in the aggregate thereunder.

          4.33 Disclosure. The representations and warranties contained in this Article are true, complete and correct, and no such representation or warranty contains any untrue statement of material fact or omits to state any material fact necessary to make the statements made not misleading.

5.     WARRANTIES AND REPRESENTATIONS OF THE STOCKHOLDERS.

     Each Stockholder (including without limitation the Warranting Stockholders), for himself, herself or itself, represents and warrants to and for the benefit of Buyer as follows:

          5.1 Authority and Capacity. Such Stockholder has all requisite power, authority, and capacity to enter into this Agreement and to consummate the transactions contemplated by this Agreement. All acts and other proceedings required to be taken by such Stockholder to authorize the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and properly taken. This Agreement has been duly executed and delivered by such Stockholder and constitutes the valid and binding obligation of such Stockholder, enforceable against him, her, or it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or other laws affecting the enforcement of creditors’ rights generally, or by general equitable principles.

          5.2 Effective Agreements. The execution and delivery of this Agreement by such Stockholder does not, and such Stockholder’s consummation of the transactions contemplated by this Agreement and compliance with the terms of this Agreement will not, conflict with, or result in any violation of or default under, or result in any Person having the right to terminate or modify: (a) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement, understanding, or arrangement to which such Stockholder is a party except to the extent such conflict, violation, or default would not have a Material Adverse Effect, or (b) any Legal Requirement or Order applicable to such Stockholder, or the property or assets of such Stockholder. No consent, approval, license, permit, or authorization of, or registration, declaration or filing with, any Government or Governmental Agency or of any other third party, is required to be obtained or made by such Stockholder, or any of his, her, or its Affiliates, in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

          5.3 Title to the Purchased Shares. Such Stockholder has good and marketable title to the Purchased Shares owned by such Stockholder, free and clear of any Liens. Except as may be disclosed on Schedule 5.3, none of such Stockholder’s Purchased Shares are subject to any voting trust agreement or other contract, agreement, arrangement, commitment, or understanding, including any such agreement, arrangement, commitment, or understanding restricting or otherwise relating to the voting, dividend rights, or disposition of the Purchased Shares, other than those set forth in the certificate of incorporation or articles of incorporation and by-laws or code of regulations of the Companies, as the case may be.

          5.4 Litigation. There is no Proceeding pending or, to such Stockholder’s Knowledge, Threatened by or against such Stockholder or any of his, her or its properties, assets, operations, or businesses or the transactions contemplated by this Agreement. Such Stockholder and his, her, or its assets are not subject to any outstanding judgments, Orders or decrees, domestic or foreign that are expected to have a Material Adverse Effect. There is no Proceeding that has been commenced by or against such Stockholder or that otherwise relates to or may materially affect the business of, or any of the material assets owned or used by such Stockholder; or that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement.

          5.5 Transactions With Affiliates. Except as may be disclosed on Schedule 4.22, such Stockholder, or, with respect to any such Stockholder that is an entity, any director, officer, or shareholder of such Stockholder, or any member of the immediate family of any such Stockholder, or any corporation, partnership, trust, or other entity in which any such Stockholder, or any member of the immediate family of any such Stockholder, is an officer, director, trustee, partner, or holder of more than 5% of the outstanding capital stock of such entity, is not presently, or is not contemplating becoming, a party to any transaction with the Companies, including any contract, agreement, or other arrangement providing for the employment of, furnishing of services by, rental of real or personal property from or otherwise requiring payments to any such Stockholder or firm, except for compensation for services as a director, officer, or employee of one or both of the Companies.

          5.6 Disclosure. No representation or warranty made in this Section 5, nor in any Schedule, certificate or instrument furnished or to be furnished to Buyer pursuant to this Agreement, contains any untrue statement of material fact or omits to state a material fact necessary to make the statements contained therein not misleading. There is no fact that was made available to the Stockholders that has not been disclosed to Buyer that will materially and adversely affect the business’ financial condition, operations, property or affairs of the Companies.

6.     WARRANTIES AND REPRESENTATIONS OF BUYER.

     Buyer warrants and represents to and for the benefit of the Stockholders as follows:

          6.1 Organization, Good Standing, Authority and Capacity. Buyer is a corporation duly organized validly existing and in good standing under the laws of the state of its organization with all requisite corporate power and authority to enter into this Agreement and each of the Transaction Documents to which it is a party and to consummate the transactions contemplated by this Agreement. All acts and other proceedings required to be taken by Buyer to authorize the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and properly taken. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or other laws affecting the enforcement of creditors’ rights generally, or by general equitable principles.

          6.2 Effective Agreement. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the terms of this Agreement will not, conflict with, or result in any violation of or default under, or result in any Person having the right to terminate or modify (a) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement, understanding, or arrangement to which Buyer is a party, or (b) any Legal Requirement or Order applicable to Buyer or the property or assets of Buyer. No consent, approval, license, permit, or authorization of, or registration, declaration, or filing with any Government or Governmental Agency or of any other third party, is required to be obtained or made by Buyer or its Affiliates, in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

          6.3 Power; Foreign Qualification. Buyer has the full corporate power and authority and possesses all material Government franchises, licenses, permits, authorizations, and approvals necessary to enable it to use its corporate name and to own, lease, or otherwise hold its properties and assets and to carry on its business as the same is now being conducted. Buyer is duly qualified and authorized to do business as a foreign corporation in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary except where the failure to be so qualified would not have a Material Adverse Effect.

          6.4 MICROS Shares. The MICROS Shares to be issued pursuant to this Agreement will be duly authorized and when the share certificates in respect of such MICROS Shares are issued in accordance with the terms of this Agreement, will be validly issued and fully paid and nonassessable.

          6.5 Capitalization. The authorized capital stock of Buyer consists of 50,000,000 shares of MICROS Common Stock. All of the outstanding MICROS Common Stock are duly authorized and validly issued, fully paid and nonassessable.

          6.6 SEC Reports and Financial Statements. Buyer has filed with the Securities and Exchange Commission (“SEC”) all forms, reports, schedules, statements and other documents required to be filed by it or any of its Subsidiaries under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) or under the Securities Act and will make all such filings on a timely basis from and after the date hereof (as such documents have been amended, the “MICROS SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the MICROS SEC Documents, including, without limitation, any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such documents or necessary in order not make the statements in such documents, in light of the circumstances under which they were made, not misleading, and (b) complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act and the Securities Act.

          6.7 Litigation. There is no Proceeding pending or Threatened by or against Buyer that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement.

          6.8 Adequate Financing. As of the date of this Agreement, Buyer has adequate funding to be able to consummate the transactions as contemplated in this Agreement.

          6.9 Compliance With Law. Buyer and its Subsidiaries have complied in all respects with all Legal Requirements relating to this Agreement and the consummation of the transaction contemplated hereunder, and, to the Knowledge of Buyer, there is no current violation of applicable law that will have a Material Adverse Effect on the operations of Buyer.

          6.10 Absence Of Certain Changes. Except to the extent disclosed in the MICROS SEC Documents filed prior to the date of this Agreement, since December 31, 2002, (a) Buyer and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice, and (b) there has not occurred any events, changes, or effects (including the incidence of any liabilities of any nature, whether or not accrued, contingent, or otherwise) having, or which would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Buyer, other than political, economic, industry or health issues that may impact business in general.

          6.11 Disclosure. No representation or warranty made in this Section 6, nor in any Schedule, certificate or instrument furnished or to be furnished to the Stockholders pursuant to this Agreement, contains any untrue statement of material fact or omits to state a material fact necessary to make the statements contained therein not misleading. There is no fact that has been made available to Buyer that has not disclosed to the Stockholders that will materially and adversely affect the business, financial condition, operations, property or affairs of Buyer.

7.     CLOSING OBLIGATIONS OF THE STOCKHOLDERS.

          7.1 Opinion of Counsel for the Stockholders. On or before the Closing Date, Stockholders shall deliver to Buyer the written opinions from Benesch, Friedlander, Coplan & Aronoff LLP and Cahill Gordon & Reindel (with respect to Saratoga only), dated the Closing Date, in form and substance reasonably acceptable to Buyer.

          7.2 Deliveries. On or before the Closing Date, Stockholders shall deliver to Buyer:

(a) a Certificate of Good Standing for Datavantage from the State of Ohio, and from all states in which it is qualified to do business;

(b) a Certificate of Good Standing for DV Technology from the State of Delaware, and from all states in which it is qualified to do business;

(c) official certified copies of the articles of incorporation and all amendments to the articles of incorporation of Datavantage as of 10 business days prior to the Closing Date;

(d) official certified copies of the certificate of incorporation and all amendments to the certificate of incorporation of DV Technologies as of 10 business days prior to the Closing Date;

(e) a copy of the code of regulations, as amended to date, of Datavantage, certified, as of the Closing Date, by the Secretary or an Assistant Secretary of Datavantage;

(f) a copy of the by-laws, as amended to date, of DV Technology, certified as of the Closing Date, by the Secretary or an Assistant Secretary of DV Technology;

(g) a Certificate of the Secretary or an Assistant Secretary of Datavantage, dated the Closing Date, to the effect that there have been no amendments to the articles of incorporation of Datavantage since the date of the certificate referred to in subsection (c) of this Section 7.2; and

(h) a Certificate of the Secretary or an Assistant Secretary of DV Technology, dated the Closing Date, to the effect that there have been no amendments to the certificate of incorporation of DV Technology since the date of the certificate referred to in subsection (d) of this Section 7.2.

          7.3 Delivery of Minute Books, Stock Books, Etc.On or before the Closing Date, the Stockholders shall deliver to Buyer (or shall otherwise be in the possession of the Companies) the Companies’ corporate minute books, stock books, stock transfer ledgers and corporate seals, and all books, records, documents, agreements, properties, or assets of the Companies.

          7.4 Stock Agreement and Investment Letter. On or before the Closing Date, each Stockholder shall execute and deliver a copy of the Stock Agreement and Investment Letter in the form attached to this Agreement as Exhibit A or Exhibit B, as appropriate.

          7.5 Termination of Prior Agreements. By executing and delivering a counterpart of this Agreement to Buyer at the Closing, each of the Stockholders, Datavantage, and DV Technology hereby waives any existing right, claim or cause of action of any type arising out of or under any of the Existing Agreements (as defined below) and each such Existing Agreement is hereby terminated effective upon the Closing Date without further liability to any party thereto. Each of the following agreements is an “Existing Agreement” for purposes of this Agreement: (a) the Stock Restriction and Close Corporation Agreement, dated January 31, 2000, by and among Datavantage and certain of the Stockholders; (b) the DV Technology Holdings Corporation / Datavantage Corporation Joint Employee Stock Purchase Plan, adopted January 10, 2000; (c) the Recapitalization Agreement, dated January 11, 2000, by and among Datavantage, DV Technology and the stockholders of Datavantage at that time; and (d) all joinder agreements to any of the forgoing.

8.     CLOSING OBLIGATIONS OF BUYER.

          8.1 Deliveries Letter. On or before the Closing Date, Buyer shall deliver to the Stockholders:

(a) a Certificate of Good Standing and a certified copy of the Articles of Incorporation for Buyer from the State of Maryland;

(b) official copy of the by-laws, as amended to date, of Buyer, certified of the Closing Date, by the Secretary or an Assistant Secretary of Buyer; and

(c) a Certificate of the Secretary or an Assistant Secretary of Buyer, dated the Closing Date, to the effect that there have been no amendments to the certificate of incorporation and all amendments to Buyer since the date of the certificate of incorporation of Buyer.

9.     [INTENTIONALLY OMITTED]

10.     INDEMNITIES.

          10.1 Indemnity of Buyer by the Stockholders. Subject to the limitations, obligations, rights and other applicable provisions of this Section 10 (including the limitation set forth in Section 10.5), the Stockholders will indemnify, defend, and hold harmless Buyer, and its Affiliates and their respective officers, directors, employees and agents (collectively, the “Buyer Indemnified Parties”), from and against any and all actual losses, liabilities, claims, damages or expenses (including reasonable attorneys’ fees and accounting fees, including those in connection with: (a) five voluntary sales tax disclosure agreements; and (b) all additional voluntary sales tax disclosure agreements, the initiation process of which and the resolution of which are subject to the Warranting Stockholders’ consent, which shall not be unreasonably withheld) (each a “Loss”), net of any Tax benefit directly related to such Loss, or insurance recoveries received by Buyer Indemnified Party claiming such Loss, suffered or incurred by any such Buyer Indemnified Party to the extent such Loss arises from any misrepresentation or breach of this Agreement by the Stockholders, including, without limitation, a breach of a representation, warranty or covenant of the Stockholders contained in this Agreement. Buyer Indemnified Party and Companies shall file and process all insurance claims with the applicable insurer in the ordinary course; all such insurance proceeds collected shall be applied against the related Loss and any excess shall be paid to the Indemnifying Party.

          10.2 Indemnity of the Stockholders by Buyer. Buyer will indemnify, defend, and hold harmless the Stockholders, and their respective Affiliates, and, if any, their respective officers, directors, employees and agents (collectively, the “Stockholder Indemnified Parties”), from and against any and all Losses (net of any Tax benefit directly related to such Loss, or insurance recoveries received by the Stockholder Indemnified Party claiming such Loss) suffered or incurred by any such Stockholder Indemnified Party to the extent arising from any misrepresentation or breach of this Agreement, including without limitation a breach of a representation, warranty or covenant of Buyer contained in this Agreement. Stockholders Indemnified Parties and Stockholders shall file and process all insurance claims with the applicable insurer in the ordinary course; all such insurance proceeds collected shall be applied against the related Loss and any excess shall be paid to the Indemnifying Party.

          10.3 Claims for Indemnity.

(a) For a Buyer Indemnified Party to be entitled to any indemnification from the Stockholders, Buyer Indemnified Party will promptly notify the Stockholders in writing of a Loss indemnified under Section 11 or this Section 10 which arose in connection with a single event or a series of related events (a “Claim”) upon becoming aware of the existence of such Claim stating the amount claimed to be due and payable, the basis of the Claim and the provision or provisions of this Agreement under which such claim is asserted. Within 60 days after receipt of such notice, the Stockholders will by written notice to Buyer Indemnified Party, either (a) concede liability as to the amount claimed in such notice, (b) deny liability in whole as to such amount, or (c) concede liability in part and deny liability in part. If the parties are unable to resolve any dispute over a Claim brought under this Section 10.3(a) within 30 days after Buyer Indemnified Party receives written notice from the Stockholders denying liability in whole or in part, the parties will submit the dispute to the dispute resolution procedure set forth in Section 12.1.

(b) For a Stockholder Indemnified Party to be entitled to any indemnification from Buyer, the Stockholder Indemnified Party will promptly notify Buyer in writing of a Claim upon becoming aware of the existence of such Claim stating the amount claimed to be due and payable, the basis of the

Claim and the provision or provisions of this Agreement under which such Claim is asserted. Within 60 days after receipt of such notice, Buyer will by written notice to the Stockholder Indemnified Party, either (a) concede liability as to the amount claimed in such notice, (b) deny liability in whole as to such amount, or (c) concede liability in part and deny liability in part. If the parties are not able to resolve any dispute over a Claim brought under this Section 10.3(b) within 30 days after the Stockholder Indemnified Party receives written notice from Buyer denying liability in whole or in part, the parties will submit the dispute to the dispute resolution procedure set forth in Section 12.1.

          10.4 Third-Party Claims. With respect to any and all claims, suits and/or demands by third parties that could reasonably be expected to result in a Loss that would be indemnifiable under the terms of this Agreement (a “Third Party Claim”), whenever a party entitled to indemnification pursuant to this Section 10 (the “Indemnified Party”) will have received a written notice that such Third Party Claim has been asserted or Threatened, the Indemnified Party will notify the indemnifying party (the “Indemnifying Party”) of such Third Party Claim giving the Indemnifying Party a description of the facts within the Indemnified Party’s Knowledge that relate to any Third Party Claim within reasonable time after receiving such notice. Thereafter, the Indemnifying Party will have the right to, in its sole discretion, defend and to direct the defense against any Third Party Claim, in its name or in the name of the Indemnified Party, as the case may be, at the Indemnifying Party’s expense and with counsel of the Indemnifying Party’s own choosing (but subject to the reasonable approval of the Indemnified Party). Notwithstanding the preceding sentence, the Indemnifying Party will not settle, compromise, or offer to settle or compromise such Third Party Claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld. The Indemnified Party may, if it so elects and entirely within its own discretion, participate in the defense of such asserted liability of such Third Party Claim, at the Indemnified Party’s expense and with counsel of the Indemnified Party’s own choosing. If the Indemnifying Party fails to give notice of his, her, or its intention to contest or settle such Third Party Claim within 30 days after its receipt of written notice of such Third Party Claim, the Indemnified Party may, if it so elects and entirely within its own discretion, defend such Third-Party Claim. If an Indemnified Party elects to defend a Third Party Claim pursuant to the immediately preceding sentence of this Section 10.4, the Indemnified Party will be entitled to indemnification from the Indemnifying Party for any and all costs, losses, liabilities, and expenses whatsoever, including reasonable attorneys’ and other professional fees, that such Indemnified Party may sustain, suffer, incur, or become subject to as a result of its defense of any such Third Party Claim.

          10.5 Limitation on Indemnity. Notwithstanding the foregoing, the Indemnifying Parties will not be obligated to indemnify any Indemnified Parties except as follows:

(a) If the aggregate Losses related to Claims (other than Claims that are not subject to this Section 10.5(a)) asserted pursuant to a Claim Notice delivered to the Stockholders on or before the first anniversary of the Closing Date (collectively, the “First Year Claims”) exceed $200,000, then the Indemnifying Party will be obligated, subject to the limitations set forth in Section 10.5(e), to indemnify the Indemnified Parties for all First Year Claims up to an amount equal to the greater of (i) the amount by which the aggregate dollar amount of all Losses related to First Year Claims exceeds $200,000, and (ii) the aggregate dollar amount of all First Year Claims as to which the Loss, as to each such First Year Claim, is equal to or greater than $50,000. If the First Year Claims (other than Claims that are not subject to this Section 10.5(a)) do not exceed $200,000, the Indemnifying Party will have no obligation to indemnify the Indemnified Parties for any First Year Claims, except as may otherwise be required in section 10.5(b).

(b) If the aggregate Losses related to all Claims (other than Claims that are not subject to this Section 10.5(b), but including Claims in both the first year and the second year after the Closing Date for which compensation is not received) asserted pursuant to a Claim Notice delivered to the Indemnifying Party on or before the second anniversary of the Closing Date which were not indemnifiable under Section 10.5(a) (collectively, the “Second Year Claims”) exceed $400,000, then the Indemnifying Party will be obligated, subject to the limitations set forth in Section 10.5(e), to indemnify the Indemnified Parties for all Second Year Claims up to an amount equal to the greater of (i) the amount by which the aggregate dollar amount of all Losses related to Second Year Claims exceeds $400,000, and (ii) the aggregate dollar amount of all Second Year Claims as to which the Loss, as to each such Second Year Claim, is equal to or greater than $50,000 individually. If the Second Year Claims (other than Claims that are not subject to this Section 10.5(b)) do not exceed $400,000, the Indemnifying Party will have no obligation to indemnify the Indemnified Parties for any Second Year Claims.

(c) Subject to Sections 10.5(a) and 10.5(b), the Stockholders will be obligated to indemnify Buyer Indemnified Parties for any Claim for breach of the representations and warranties contained in Section 4.18 (Intellectual Property) that is first asserted pursuant to a Claim Notice delivered to the Stockholders after the second anniversary of the Closing Date only if the Loss with respect to such Claim exceeds $50,000. The Stockholders will have no obligation to indemnify Buyer Indemnified Parties for any single Claim for breach of the representation and warranties contained in Section 4.18 which is asserted after the second anniversary of the Closing Date if the Loss with respect to such Claim is less than or equal to $50,000.

(d) Subject to Sections 10.5(a) and 10.5(b), the Stockholders will be obligated to indemnify Buyer Indemnified Parties for any Claim for breach of the representations and warranties relating to sales or use Taxes that is first asserted pursuant to a Claim Notice delivered to the Stockholders after the second anniversary of the Closing Date only if the Losses with respect to such Claim exceed $50,000. The Stockholders will have no obligation to indemnify Buyer Indemnified Parties for any single Claim for breach of the representation and warranties related to sales or use Taxes alleged by a Taxing Authority which is asserted after the second anniversary of the Closing Date if the Loss with respect to such Claim is less than or equal to $50,000.

(e) Notwithstanding anything to the contrary contained in this Agreement, the maximum aggregate liability of the Stockholders collectively under this Agreement, including, without limitation, any amounts payable from the Holdback, will not exceed 60% of the Purchase Price (the “Cap”); and the maximum aggregate liability of any Stockholder under this Agreement, including, without limitation, any amounts payable from the Holdback, will not exceed such Stockholder’s Pro Rata Share of such collective liability.

(f) The limitation provisions of Sections 10.5(a) and 10.5(b) will not apply to indemnification based on: (i) representations and warranties made in Section 4.17 (Environmental Matters), (ii) representations and warranties made in Section 4.19 (Tax Matters) other than to the extent such representations and warranties relates to sales or use Taxes, and (iii) damages in connection with fraud.

          10.6 No Consequential Damages. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER FOR CONSEQUENTIAL, SPECIAL OR INCIDENTAL DAMAGES SUCH AS, BY THE WAY OF EXAMPLE AND NOT OF LIMITATION, LOSS OF PROFITS, LOSS OF BUSINESS OPPORTUNITY OR INTERRUPTION OF BUSINESS LOSSES.

          10.7 Survival of Warranties and Representations. Each party covenants and agrees that its warranties and representations contained in this Agreement and the Schedules will survive the Closing Date under this Agreement for a two-year period, unless otherwise provided herein. Notwithstanding the above, (a) the representations and warranties in Section 4.18 (Intellectual Property) will survive until the third anniversary of the Closing Date, (b) the representations and warranties in Section 4.19 (Tax Matters) to the extent they relate to sales or use Taxes will survive until the fifth anniversary of the Closing Date and (c) the representations and warranties in Section 4.19 (Tax Matters) (other than to the extent they related to sales or use taxes) and Section 4.17 (Environmental Matters) will terminate upon the expiration of the applicable statutes of limitations. All Claims for indemnification pursuant to this Agreement must be asserted in writing on or before the 180th day following the expiration of the applicable survival period as provided in this Section 10.7, or such claim for indemnification will be waived.

          10.8 Exclusive Remedy. Except as otherwise expressly provided for in this Agreement, following the Closing, the indemnification provided by this Section 10 will be the exclusive remedy for Buyer and the Stockholders with respect to any breach or violation of any provision of this Agreement and the transactions contemplated by this Agreement.

11.     COVENANTS AND INDEMNITIES AS TO TAX MATTERS.

          11.1 Responsibility for Returns and Reports. All Tax returns and Tax reports for taxable periods of each of the Companies ending after the Closing Date will be prepared by Buyer, or at Buyer’s direction, and filed by the Companies with the appropriate authorities. Buyer will permit the Stockholders to review and comment on such Tax returns and reports prior to the filing and will make such revisions to such Tax returns and reports as are reasonably requested by the Stockholders to the extent that such requested revisions are consistent with the past practices and customs of the Companies, and any applicable IRS guidelines, regulations, rulings and procedures. All Tax returns and Tax reports (including any amendments thereof) for the taxable periods of the Companies ending on or before the Closing Date that are filed after the Closing Date will be prepared by the Stockholders, or at the Stockholders’ direction, in a manner consistent with the past practices of the Companies, and filed by the Companies with the appropriate authorities.

          11.2 Tax Indemnification by the Stockholders.

(a) Subject to the limitations of Section 10.5, the Stockholders will indemnify and hold Buyer Indemnified Parties harmless from and against all Taxes of each of the Companies for taxable periods ending on or before the Closing Date except to the extent of: (i) in the case of Taxes other than sales or use taxes, the Tax accrual reflected on the Company March Balance Sheets as adjusted by transactions in the ordinary course of business since March 31, 2003; and (ii) in the case of sales or use taxes, $250,000 (irrespective of any accrual that may have been established on the financial statements of the Company as of the Closing Date). For purposes of this Section 11.2(a), in the case of Taxes payable for a period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the period ending on the Closing Date will: (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of said Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period; and (ii) in the case of any Taxes based upon or related to income or receipts, be deemed to be the amount which would be payable if the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations will be made in a manner consistent with the prior practice of the Companies, and any applicable IRS guidelines, regulations, rulings and procedures.

(b) The Stockholders, at their own expense, will have the sole right to control the examination, including audit, of all Tax returns, and the filing of any amendments thereto, of each of the Companies for any taxable period of the Companies ended on or before the Closing Date, and with respect to any Tax of the Companies for which the Stockholders have indemnified Buyer Indemnified Parties pursuant to this Section 11. The Stockholders at their own expense, will have the sole right to defend any claims and to contest all assessments of such Tax and Tax deficiencies; provided, however, that unless the obligation of each of the Companies to pay a Tax liability is suspended by reason of such contest or by an action taken by the Stockholders in connection with such contest, the Stockholders will be obligated to pay such Tax liability (including interest and penalties) to the Companies as applicable, before commencing any such contest. Buyer will then cause each of the Companies to pay to the appropriate Tax authority the amount of such Tax liability (including penalties and interest), failing which the Stockholders will be released from any and all further obligation to defend or discharge such liability. If the Stockholders do not discharge such Tax liability or suspend such obligation as set forth above in this Section 11.2(b), Buyer may cause either Company, as applicable, may pay such Tax liability (together with any interest and penalties relating to such Tax liability), and the Stockholders will indemnify Buyer Indemnified Parties from and against all liability, loss, damage, or expense whatsoever attributable to such Tax liability. If the Stockholders have paid a Tax liability of the Companies pursuant to this Section 11.2(b) before contesting a claim with respect such Tax liability, and it is ultimately determined that the amount of the Tax liability with respect to such claim is less than the amount paid by the Stockholders to the Companies with respect such claim, Buyer will, or will cause the Companies to, refund to the Stockholders the difference between such amounts, together with any interest attributable to such refund.

(c) If a claim is made by Buyer or any Buyer Indemnified Party against the Stockholders pursuant to this Section 11, Buyer will (i) furnish to the Stockholders, in a timely manner, all books, records, and other information reasonably requested by the Stockholders that relate to such claim, (ii) provide the Stockholders with copies of notices relating to any claim or audit with respect to which the Stockholders have indemnified Buyer Indemnified Party under this Agreement within three days after receipt of such notice by Buyer or the Companies, (iii) keep the Stockholders fully informed on a timely basis as to the status of any audit or proceeding relating to such claim, and (iv) cooperate fully in the defense of such claim, audit, or proceeding; provided, however, that the Stockholders’ obligation to indemnify Buyer Indemnified Parties under this Section 11.2 will not be relieved by the failure to comply with the foregoing unless such failure will materially prejudice the Stockholders’ ability to contest the claim.

(d) Buyer will reasonably cooperate with the Stockholders under this Section 11.2 in an effort to reduce Taxes in accordance with applicable Legal Requirements. In accordance with commercially sound policies, Buyer will reasonably pursue any of the Companies’ customers whose failure to pay Taxes in violation of applicable sales contracts results in additional Tax liabilities for the Stockholders or the Companies.

          11.3 Tax Sharing Arrangements. All Tax sharing agreements or similar agreements with respect to or involving each of the Companies will be terminated as of the Closing and, after the Closing, each of the Companies will not be bound by such Tax sharing agreements or have any liability under such Tax sharing agreements.

          11.4 Cooperation on Tax Matters. Buyer and the Stockholders will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Buyer will cause the Companies, and the Stockholders will: (i) retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Closing until the expiration of the statute of limitations (and, to the extent notified by Buyer or the Stockholders, any extensions) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority; and (ii) give the other party reasonable written notice before transferring, destroying or discarding any such books and records and, if the other party so requests, Buyer or the Stockholders, as the case may be, will allow the other party to take possession of such books and records. Buyer and the Stockholders will, upon request, use their commercially reasonable best efforts to obtain any certificate or other document from any Governmental Agency or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated by this Agreement).

          11.5 No Section 338 Election. Neither Buyer nor either Company shall make any election under Section 338 of the Code with respect to the transactions contemplated by this Agreement.

12.     MISCELLANEOUS.

          12.1 Dispute Resolution.

(a) Resolution of any dispute arising out of or relating to this Agreement will be attempted in accordance with the procedures specified in this Article 12.1, before any party hereto will resort to litigation with respect to such dispute.

(b) The parties will attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiation between Persons having full power and authority to settle the controversy. Any party may give the other party written notice of any dispute not resolved in the normal course of business. Within 30 days after delivery of the notice, the receiving party will submit to the other a written response. The notice and the response can include (a) a short statement of each party’s position and a summary of arguments supporting that position, and (b) the name and title of the Person who will represent that party. Within 30 days after delivery of the disputing party’s notice, both parties will meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the dispute. All reasonable requests for information relating to the subject matter of the dispute made by one party to the other will be honored.

(c) All negotiations pursuant to this Section 12.1 are confidential and will be treated as compromise and settlement negotiations for purposes of applicable rules of confidentiality and evidence.

(d) If the dispute has not been resolved by negotiation within 60 days of the initiation of the negotiation, or if the parties failed to meet within 30 days of the disputing party’s notice, the parties will endeavor first to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Rules before resorting to litigation or any other binding or adjudicative dispute resolution process. The parties must: (i) mediate in good faith; (ii) exchange all documents which each believes to be relevant and material to the issue(s) in dispute; (iii) exchange written position papers stating their position on the dispute(s) and outlining the subject matter and substance of the anticipated testimony of persons having personal knowledge of the facts underlying the dispute(s), and; (iv) engage and cooperate in such further discovery as the parties agree or mediator suggests may be necessary to facilitate effective mediation.

(e) Each party will bear the expense of deposits and advances required by the mediator in equal proportions.

(f) If the parties are unable to agree on a mediator, the American Arbitration Association will have the authority to select a mediator from a list of mediators who are lawyers familiar with Delaware law; provided, however, that such mediator cannot work for a firm then performing services for either party, that each party will have the opportunity to make such reasonable objection to any of the mediators listed as such party may wish and that the American Arbitration Association will select the mediator from the list of mediators as to whom neither party makes any such objection.

(g) Any such mediation will be conducted before a single mediator who will be compensated for his or her service at a rate to be determined by the parties or by the American Arbitration Association, but based upon reasonable hourly or daily consulting rates for the mediator in the event the parties are not able to agree upon his or her rate of compensation. Notwithstanding anything to the contrary herein, the mediator shall not have any authority to issue a binding ruling or order, and no Person hereunder shall have any liability if it fails to adhere to any recommendation promulgated by the mediator.

(h) Venue of the mediation will be the venue provided for in Section 12.20 of this Agreement. This provision will be specifically enforceable according to its terms, including but not limited to, an action to compel mediation.

          12.2 Non-Solicitation. For a period of 48 months commencing at the time of Closing, no Stockholder, and no entity in which a Stockholder has an equity interest of more than 5%, will hire, solicit, or induce to resign from the employment of Buyer, or an Affiliate of Buyer, or the Companies, any individuals employed by the Companies as of the Closing Date who are hired or retained by Buyer, an Affiliate of Buyer, or the Companies.

          12.3 Non-Compete. Lader and Napoli (and any entity in which either Lader or Napoli has a 5% or greater interest) will not, for a period of 36 months commencing at the time of Closing, and each other Stockholder will not, for a period of six months commencing at the time of Closing, (a) directly or indirectly, operate, develop, engage in, or accept employment, own a material interest in, or otherwise give assistance to, any Person, firm or corporation engaged in the ownership and management of a business substantially similar to that of, or in competition with the Companies as presently conducted, or (b) knowingly take any action, directly or indirectly, to interfere with Companies’ contractual relationships with any of its customers.

          12.4 Stockholder Representative.

(a) Except as provided in Section 12.4(c) of this Agreement, the Stockholders irrevocably make, constitute and appoint Lader as their Stockholder Representative under this Agreement (the “Stockholder Representative”) and as their agent and authorize and empower him to act as each Stockholder’s true and lawful attorney-in-fact for such Stockholder and in such Stockholder’s name, (a) to receive all notices and communications directed to such Stockholder under this Agreement and to take any action (or to determine to take no action) with respect to such notices as he may deem appropriate as effectively as such Stockholder could act for himself, herself, or itself, including, without limitation, the settlement or compromise of any dispute or controversy, and (b) to execute and deliver all instruments and documents of every kind incident to this Agreement for all intents and purposes and with the same effect as such Stockholder could do personally, and each such Stockholder hereby ratifies and confirms as his, her, or its own act, all that the Stockholder Representative does or causes to be done pursuant to this Section 12.4. This appointment is coupled with an interest, is irrevocable and will survive the death or incapacity of any Stockholder.

(b) If Lader resigns, he will appoint a successor Stockholder Representative from among the Stockholders who agrees in writing to accept such appointment. Such resignation will not be effective until a successor so accepts his or her appointment. If Lader (or any successor) should die or become incapacitated, his or her successor, as the case may be, will be appointed from among the Stockholders by a majority of the Stockholders within 30 days after such death or incapacitation or as soon thereafter as is practicable and such choice will be final and binding. The decisions and actions of any successor Stockholder Representative will be, for all purposes, as if he or she had originally been named in this Section 12.4.

(c) Saratoga may revoke its appointment of the Stockholder Representative pursuant to Section 12.4(a) or any successor Stockholder Representative appointed pursuant to Section 12.4(b) by giving written notice of such revocation to the Stockholder Representative and to Buyer not less than two (2) business days before the effective date of such revocation. All actions taken by the Stockholder Representative on or before the effective date of Saratoga’s revocation of its appointment of the Stockholder Representative will be binding upon Saratoga for all purposes. From and after the effective date of Saratoga’s revocation of its appointment of the Stockholders Representative, all actions required or permitted to be taken under this Agreement by the Stockholders Representative will be taken only with the mutual agreement of Saratoga and the Stockholders Representative.

(d) The Stockholder Representative will not be liable for his or her actions as such, except for gross negligence or willful misconduct, and the Stockholders, jointly and not severally, will indemnify each Stockholder Representative against any loss, liability or expense incurred while acting pursuant to Section 12.4 or any other provision of this Agreement on behalf of the Stockholders other than that which is due to the Stockholder Representative’s gross negligence or willful misconduct.

          12.5 Further Assurances. The Stockholders will, at the reasonable request and expense of Buyer after the Closing Date, execute and deliver to Buyer all such further assignments, endorsements and such other documents, books, or records as Buyer may reasonably request to effect the transactions contemplated by this Agreement as well as any assets, books, records, or documents of the Companies now or hereafter in the possession or subject to the control of the Stockholders. Buyer will, at the reasonable request of the Stockholders, after the Closing Date, make reasonably available to the Stockholders at the premises of the Companies for the Stockholders’ tax and other proper purposes the corporate books and records of the Companies with respect to transactions that occurred on or before the Closing Date.

          12.6 Publicity. No public release or announcement concerning the transactions contemplated hereby will be issued by either party without the prior consent (which consent will not be unreasonably withheld or delayed) of the other party, except as such release or announcement may be required by law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement will allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

          12.7 No Brokerage. Except as provided in Section 12.8 of this Agreement, the Stockholders will indemnify and hold Buyer harmless from and against any obligation or liability, contingent or otherwise, for brokerage or finder’s fees or agent’s commissions or other like payment in connection with this Agreement or the transactions contemplated by this Agreement (and any reasonable expense or expenses incurred in investigating or defending the same, including counsel fees), based in any way on any agreements, arrangements, or understandings claimed to have been made by the Stockholders or the Companies with any third party. Buyer will indemnify and hold the Stockholders harmless from and against any obligation or liability, contingent or otherwise, for brokerage or finder’s fees or agent’s commissions or other like payment in connection with this Agreement or the transactions contemplated by this Agreement, (and any reasonable expense or expenses incurred in investigating or defending the same, including counsel fees) based in any way on any agreements, arrangements, or understandings claimed to have been made by Buyer with any third party.

          12.8 Expenses. The Companies have paid in full all costs of the Companies and the Stockholders directly and indirectly relating to the transactions effectuated pursuant to this Agreement, including without limitation attorneys’ fees, investment brokerage fees and accounting fees as of the Closing Date. The Stockholders will pay any stock transfer taxes, stamp duties, or other charges as a result of the sale of the Purchased Shares, including, without limitation, any Taxes incident to the sale by them of the Purchased Shares.

          12.9 Notices. All notices, requests, demands and other communications that are required or permitted to be given under this Agreement will be in writing and will be deemed to have been duly given upon the delivery or mailing of such notice, as the case may be, if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid three business days after being sent, or by expedited delivery service. Any party may change its address for notice from time to time by sending a notice to all other parties in accordance with this Section 12.8 advising of the changed address.

(a) If to Stockholders, to:

Marvin L. Lader Datavantage Corporation 6573 Cochran Road Suite L Cleveland, Ohio 44139-3922 Facsimile No. (440) 498-4430

and

Marvin L. Lader 641 Bridgeway Naples, Florida 34108

with a copy (which will not constitute notice) to:

Benesch, Friedlander, Coplan & Aronoff LLP 2300 BP Tower 200 Public Square Cleveland, Ohio 44114 Attention: Lawrence M. Bell, Esq. Facsimile No. (216) 363-4588

(b) If to Buyer, to:

A.L Giannopoulos Chairman, President and Chief Executive Officer MICROS Systems, Inc. 7031 Columbia Gateway Drive Columbia, Maryland 21046-2289 Facsimile No.: (443) 285-0466

with a copy (which will not constitute notice) to:

Thomas L. Patz Executive Vice President, Strategic Initiatives, and General Counsel

MICROS Systems, Inc. 7031 Columbia Gateway Drive Columbia, Maryland 21046-2289 Facsimile No.: (443) 285-0466

          12.10 Waivers. Either the Stockholders or Buyer may, by written notice to the other, (a) extend the time for the performance of any of the obligations or other actions of the other; (b) waive any inaccuracies of the other in this Agreement or in any document delivered pursuant hereto; (c) waive compliance with any of the terms, conditions, or covenants required to be complied with by the other under this Agreement; and (d) waive or modify performance of any of the obligations of the other under this Agreement. The waiver by any party of a breach of any provision of this Agreement will not operate or be construed as a waiver of any other or subsequent breach.

          12.11 Entire Agreement. This Agreement, with all schedules and exhibits, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all other prior agreements, whether written or oral, between the parties, other than the Confidentiality Agreement entered into between Buyer and Datavantage, dated January 8, 2003.

          12.12 Binding Effect; Benefits. This Agreement will inure to the benefit of and be binding upon the parties and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties, or their respective successors and assigns, any rights, remedies, obligations, or liabilities.

          12.13 Fulfillment of Conditions. The parties hereby covenant and agree to use their reasonable commercial efforts to fulfill all of the terms and conditions contained in this Agreement and to take such commercially reasonable action as may be reasonably required to obtain all necessary consents, permits, authorizations and approvals of third parties that are conditions of this Agreement.

          12.14 Law Governing. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, USA.

          12.15 Headings. Headings on the Articles and Sections of this Agreement are for reference purposes only and will not be deemed to have any substantive effect.

          12.16 Counterparts. This Agreement may be executed in any number of counterparts, including facsimiles, each of which will be deemed an original but all of which together will be deemed to be one and the same instrument.

          12.17 Dollars. All references in this Agreement to “Dollars” or “$” are to U.S. dollars.

          12.18 Schedules. To the extent that any fact or facts set forth in any of the Schedules is unambiguously relevant to any one or more representations and warranties, such fact or facts will be deemed to be disclosed with respect to such representations and warranties. Upon any inconsistency between the statements in the body of this Agreement and those on any Schedule, the statements in the body of this Agreement will control.

          12.19 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance is held to be invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality, or unenforceability will not affect any other provision of this Agreement.

          12.20 Jurisdiction and Venue. Subject to the provisions of Section 12.1, the parties consent to the exclusive jurisdiction and venue of the federal and state courts sitting in the State of Maryland for all claims or actions brought by the Stockholders against Buyer arising under or relating in any way to this Agreement or the relationship between the parties, whether sounding in contract, tort, common law, or otherwise, and regardless of whether persons or entities who are not party to this Agreement are parties to such action. Subject to the provisions of Section 12.1, the parties consent to the exclusive jurisdiction and venue of the federal and state courts sitting in the State of Ohio for all claims or actions brought by Buyer against any of the Stockholders arising under or relating in any way to this Agreement or the relationship between the parties, whether sounding in contract, tort, common law, or otherwise, and regardless of whether persons or entities who are not a party to this Agreement are parties to such action. EACH PARTY UNCONDITIONALLY AND IRREVOCABLY WAIVES ITS RESPECTIVE RIGHTS TO A JURY TRIAL WITH RESPECT TO ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF, DIRECTLY OR INDIRECTLY, THIS AGREEMENT, ANY DEALINGS BETWEEN THE PARTIES RELATING TO THE SUBJECT MATTER HEREOF, AND/OR THE RELATIONSHIP BETWEEN THE PARTIES, WHICH WAIVER IS INTENDED TO INCLUDE, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS.

          12.21 No Third-Party Beneficiaries or Right to Rely. Notwithstanding anything to the contrary in this Agreement, (a) nothing in this Agreement is intended to or will create for or grant to any third party (including, without limitation, to any former, current or future employees or officers of any party), any rights whatever, as a third party beneficiary or otherwise, (b) no third party is entitled to rely on any of the representations, warranties, covenants or agreements contained in this Agreement, and (c) no party hereto will incur any liability or obligation to any third party because of any reliance by such third party on any representation, warranty, covenant and agreement of the Stockholders (or any of them) and each right (including, without limitation, the right to indemnification) and remedy (whether at law or in equity) to which Buyer may be entitled by virtue of this Agreement will, in addition, inure to and be for the benefit of Buyer.

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     IN WITNESS WHEREOF, each party has caused this Agreement to be executed individually or in its respective corporate name by one of its duly authorized officers, all as of the date first above written.

BUYER:	MICROS SYSTEMS, INC.

By:_____________________________________

Print Name:_______________________________

Title:____________________________________

STOCKHOLDERS:

MARK A. HEINE Dated: May 1, 2003	NICHOLAS T. WISLOCKI Dated: May 1, 2003

JAMES P. WITHERINGTON Dated: May 1, 2003	RICHARD A. CULLY Dated: May 1, 2003

ALAN B. SEMEL Dated: May 1, 2003	BOB NIKOLAJCZYK Dated: May 1, 2003

BOB WALTERS Dated: May 1, 2003	GARY LACINSKI Dated: May 1, 2003

GEORGE L. BUZZY Dated: May 1, 2003	JONATHAN HAVERLY Dated: May 1, 2003

LORRIE CAMPBELL Dated: May 1, 2003	RAOUL RICARD Dated: May 1, 2003

RICK SHEFVELAND Dated: May 1, 2003	STEPHEN R. WIGREN Dated: May 1, 2003

CHARLES R. NAPOLI Dated: May 1, 2003	MARVIN L. LADER Dated: May 1, 2003

SARATOGA PARTNERS IV, L.P.	SARATOGA MANAGEMENT COMPANY LLC

By: Saratoga Associates IV LLC, as general Partner,	By:_____________________________________

Partner,	Its:_____________________________________

By: Saratoga Management Company LLC, as manager	Dated: May 1, 2003

By:_________________________________

Its:_________________________________

Dated: May 1, 2003

SARATOGA COINVESTMENT IV LLC	LADER FAMILY FOUNDATION

By:___________________________________	By:______________________________________ Marvin L. Lader, President

Print Name:_____________________________	And By:__________________________________ Barry Reis, Treasurer

Title:__________________________________

Dated: Dated: May 1, 2003

     In consideration of the Buyer and Stockholders entering into this Agreement, each of the Companies, by executing and delivering a copy of this Agreement, agrees to make such deliveries and to perform such actions, if any, as may be required by this Agreement on their respective parts to be made and performed, all as provided in this Agreement.

DATAVANTAGE CORPORATION	DV TECHNOLOGY HOLDINGS CORPORATION

By:_________________________________________	By:_________________________________________

Print Name:___________________________________	Print Name:___________________________________

Title:________________________________________	Title:________________________________________

Dated: May 1, 2003	Dated: May 1, 2003